Exhibit 15.5

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

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In re:
In a Proceeding Under § 304
BOARD OF DIRECTORS OF MULTICANAL S.A.,		of the Bankruptcy Code
Case No. 04-10280 (ALG)
Debtor in Foreign Proceeding

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In re:
Involuntary Chapter 11

MULTICANAL S.A.,
Case No. 04-10280 (ALG)
Alleged Debtor.

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MEMORANDUM OF DECISION

A P P E A R A N C E S:

CLEARY, GOTTLIEB, STEEN & HAMILTON

Attorneys for § 304 Petitioner Board of Directors of Multicanal S.A. and
Alleged Debtor Multicanal S.A.

By:       Lindsee P. Granfield, Esq.

Kurt A. Mayr, Esq.

Timothy S. Mehok, Esq.

Maria McFarland, Esq.

Sara Lester, Esq.

One Liberty Plaza

New York, New York  10006

PROSKAUER ROSE LLP

Attorneys for Respondent and Involuntary Petitioner
Argentinean Recovery Company LLC

1585 Broadway

New York, New York 10036

By:       Louis M. Solomon, Esq,
Jeffrey Levitan, Esq,
Caroline S. Press, Esq.
Jennifer R. Scullion, Esq.
Justin Killian, Esq.

Adam T. Berkowitz, Esq.

ALLAN L. GROPPER
UNITED STATES BANKRUPTCY JUDGE

Multicanal S.A. (“Multicanal”), a cable company located in Argentina, has filed a petition under § 304 of the Bankruptcy Code seeking recognition in the United States of an acuerdo preventivo extrajudicial (“APE”) proceeding in the Republic of Argentina.  At the commencement of the proceeding, Multicanal also moved to enjoin a large United States holder of its Notes, Argentinian Recovery Company LLC (“ARC”), from continuing to pursue two lawsuits in New York State Court in which ARC sought a judgment for overdue amounts on the Notes.  ARC is an entity formed to hold Multicanal Notes owned by certain clients of WRH Partners Global Securities, L.P. (“Huff”), an investment manager whose clients include pension funds, charitable foundations, research institutions and universities (for convenience, ARC and Huff will hereafter collectively be called “Huff”).  Huff has opposed the § 304 petition and in addition, together with two affiliated Noteholders, filed an involuntary Chapter 11 petition against Multicanal under § 303 of the Bankruptcy Code.  Multicanal has moved to dismiss the involuntary proceeding in favor of § 304 recognition and further argues that even if the § 304 petition is rejected, it would not be appropriate or feasible to attempt the involuntary reorganization of an Argentine company in a U.S. Chapter 11 case.  The dual proceedings raise issues as to the recognition in the United States of foreign reorganization proceedings and the remedies available to U.S. creditors.

The facts relevant to the appropriate disposition of both petitions were the subject of a hearing that encompassed three days of testimony and the introduction of thousands of pages of documents and deposition testimony.  Certain of the background facts have already been set forth in the Court’s opinion dated March 12, 2004 denying Huff’s motion to dismiss the § 304 petition.  In re Bd. of Dirs. of Multicanal, S.A., 307 B.R. 384 (Bankr. S.D.N.Y. 2004) (appeal pending).  Huff argued that the protections under U.S. law given to holders of notes issued under an indenture qualified under the Trust Indenture Act of 1939 prohibit the non-consensual restructuring of notes in a foreign insolvency proceeding.  This Court held that the Trust Indenture Act does not override § 304 of the Bankruptcy Code or preclude the enforcement in the United States of a foreign insolvency proceeding otherwise entitled to recognition here.  The question now for decision is whether Multicanal has met its burden of establishing that the APE proceeding in Argentina is entitled to recognition.  A related question is whether, on the other hand, the involuntary petition commenced by Huff and two other holders should be permitted to go forward.

On the basis of the entire record, the Court enters the following findings of fact and conclusions of law.

FACTS

Background

Multicanal S.A. is a sociedad anonima organized under Argentine law, with principal offices in Buenos Aires.  It is a wholly-owned subsidiary of Grupo Clarin (“Clarin”), an Argentine media conglomerate that owns, among other properties, the largest circulation newspaper in Argentina.  About 90% of Multicanal’s operations are in Argentina, with virtually all of the remainder in Paraguay and Uruguay.  Its revenues are derived primarily from monthly subscription fees for cable service, connection fees and advertising.  Although it purchases goods and materials from this country, it has no ongoing business in the United States.  As of January 28, 2004, the date that the involuntary petition was filed, its sole U.S.-based assets were three bank accounts with an aggregate balance of approximately $9,500.

Multicanal’s restructuring can be traced to Argentina’s recent economic collapse.   In late 2001, following four years of economic recession, Argentina experienced “the worst economic crisis in its history.” See Applestein v. Republic of Argentina, No. 02 Civ. 4124, 2003 WL 22743762, at *2 (S.D.N.Y. 2003); Lightwater Corp. v. Republic of Argentina, No. 02 Civ. 3804, 2003 WL 1878420, at *2 (S.D.N.Y. 2003).  In November 2001, in response to a run on the Argentine banks, the government restricted access to bank deposits and instituted controls on foreign exchange.  In February 2002, in further response, the Argentine government allowed the peso, which had been tied to the U.S. dollar on a one-to-one parity basis for the previous ten years, to float.  Over the next four months the peso’s value decreased approximately 75% relative to the U.S. dollar.  Restrictions on access to U.S. dollars and the sharp devaluation of the peso made Multicanal’s acquisition of programming from the United States much more expensive and hindered its ability to make interest payments on its substantial dollar-denominated debt obligations.  This debt, representing substantially all of Multicanal’s debt for money borrowed, includes Bank debt and five series of U.S. dollar-denominated notes (the “Notes”) in an aggregate principal amount of U.S. $509 million.  It also represents about 97% of Multicanal’s total debt; as of December 31, 2003, trade debt represented only about 3% of Multicanal’s outstanding debt.  Multicanal has paid all of its undisputed trade debt in the ordinary course of its business since February 2002.  The situation is very different with respect to its debt for money borrowed.

The Notes are unsecured and were issued in five series between 1997 and 2001: (1) $97 million in principal amount of 9¼% notes due 2002; (2) $99 million in principal amount of 10 ½% notes due 2007; (3) $131 million in principal amount of Series E 13.125% notes due 2009; (4) $38 million in principal amount of Series C 10 ½% notes due 2018; and (5) $144 million in outstanding principal Series J Floating Rate Notes due 2003 (collectively, the “Notes”).  The Notes are governed by New York law and provide for payment in New York in U.S. dollars.  They were issued under indentures qualified under the U.S.  Trust Indenture Act; the Bank of New York serves as indenture trustee.  Multicanal employed U.S. financial advisors and institutions to market, sell and underwrite the Note issues.  The Notes were not initially registered with the U.S. Securities and Exchange Commission but were issued with a commitment by Multicanal to do so, and they were later registered.  Since 1997 Multicanal has been subject to the reporting obligations set forth in Section 15(d) of the Securities Exchange Act of 1934. 15 U.S.C. § 78o(d).

On February 1, 2002, Multicanal defaulted on payments of principal and interest on certain of the Notes, and by April 2002 Multicanal had defaulted on payments due on all five series of Notes.  It also defaulted on its Bank debt, which is also unsecured.  Multicanal considered its options and determined that it would explore the possibility of restructuring its outstanding financial debt.  In June 2002, Multicanal announced that it had retained J.P. Morgan Securities Inc. (“Morgan”) as its financial advisor to assist in the formulation of a restructuring proposal to submit to creditors.

There are two principal means of restructuring under the Argentine insolvency laws.  The first is by a concurso preventivo, which seeks to reorganize a debtor’s business and avoid liquidation of the estate.  In a concurso the debtor continues to manage its business under the supervision of a court-appointed supervisor and a creditors’ committee.  Creditor consents for the restructuring are obtained after the debtor has filed for relief with the court.  An automatic stay is triggered by the filing of a concurso, and transactions outside of the ordinary course of business require prior court authorization.1

The second means of restructuring is by an acuerdo preventivo extrajudicial, or APE, which is generally much less expensive and time-consuming than a concurso.  An APE is a privately negotiated debt restructuring, supported by a qualified majority of a debtor’s creditors, that is submitted to an Argentine court for judicial approval.  An APE proceeding gives rise to judicial oversight after creditor approval has been solicited, from the time of the filing for confirmation.  An APE may only affect claims of unsecured creditors; those claims that are not affected by the APE remain unimpaired.

(1)           A thorough discussion of concursos preventivos may be found in In re Bd. of Dirs. of Compania General de Combustibles S.A., 269 B.R. 104 (Bankr. S.D.N.Y. 2001).

The laws governing APE proceedings were amended in May 2002, largely in response to the Argentine economic crisis, to increase their scope and effect.  The 2002 amendments, which incorporated certain existing provisions applicable in a concurso, provide (i) for the imposition of a stay on all claims affected by an APE and (ii) that the terms of the APE will be binding upon all holders of claims affected by the APE.  Court confirmation of an APE requires the support of holders of a majority in number and two-thirds in total outstanding amount of the affected unsecured indebtedness.  Affected creditors may object to confirmation of an APE before an Argentine court based on the inaccuracy of a company’s statements of assets and liabilities, the failure to obtain the requisite vote needed for approval, or on the ground that an APE is abusive or fraudulent.  Such creditors also have appellate rights once the Argentine lower court has ruled on their objection.  A third type of insolvency proceeding under Argentine insolvency law, a “quiebra” or a “concurso liquidatorio,” results in the liquidation of a debtor’s estate.

In the third quarter of 2002, Multicanal approached known institutional holders of its debt, including Fleet National Bank, Citibank, Deutsche Bank, Credit Suisse First Boston, Credit Lyonnais, Toronto Dominion, TIAA-CREF, Fintech Advisory Ltd., Orix Capital Markets LLC, Dolphin Fund Management and Huff, to commence discussions on the possibility of a restructuring.  Certain of these holders, who collectively held in excess of 25% of Multicanal’s Notes, formed an informal Negotiating Group.  The Group retained Argentine counsel, whose fees and expenses were paid by Multicanal.

A characteristic of most public debt issued by non-U.S. entities, including the Notes, is that it is held either in nominee name or in unregistered form, and the issuer does not know the identity of many of the holders.  Multicanal hired Bondholders Communications Group to determine the demographics of the Noteholders.  There never was certainty as to the identities of the holders.  As best appears from the record, over 80% of the Noteholders were U.S. individuals and institutions, but the holders also included a significant number of Argentine individuals who had purchased and held this dollar-denominated debt.

As further discussed below, perhaps 5% of the outstanding aggregate principal amount of the Notes, or $25 million in total, was held by U.S. retail investors, i.e., individuals and entities who were not “qualified institutional buyers” (“QIBs”) within the meaning of the U.S. securities laws.2 Substantially all the remaining debt was held by Noteholders who were offshore holders within the meaning of Regulation S under the United States Securities Act of 1933, 17 C.F.R. § 230.901 et seq. (“Regulation S”), or were QIBs and would be able to purchase unregistered securities in the U.S. under SEC Rule 144A.3

Beginning in September 2002, a series of petitions for involuntary liquidation, or quiebra petitions, were filed in Argentine courts by Argentine retail Noteholders; by the end of 2002, over 20 such petitions had been filed.  Multicanal stayed these petitions by depositing in escrow with the relevant court an amount sufficient to cover the alleged claims filed by the petitioners, thereby evidencing a degree of solvency.  The escrowed amounts totaled approximately 4 million pesos, and the Company would have been obligated to escrow additional funds in the event further quiebra petitions were filed.

(2)           The record is not clear, however. For example, an email from Bondholder Communications Group to Multicanal, dated July 23, 2002, indicates that “small retail” customers of J.B. Hanauer held approximately $20 million of Notes as of that date. (Huff Ex. 152.) A later Morgan email, dated February 24, 2003, states that J.B. Hanauer held Notes for approximately “400 U.S. retail holders” (Huff Ex. 120.). Huff conceded at trial, however, that J.B. Hanauer customers held $5 million in U.S. retail Notes as of December 2003.

(3)           SEC Rule 144A governs “private resales” of securities issued outside the United States that can be resold to certain holders in the U.S. without registration. Such resales may be made to “qualified institutional buyers” as defined in 17 C.F.R. § 230.144A(7)(a). QIBs are thought to have the net worth and expertise to protect their interests without the need for securities registration under the U.S. securities laws.

Restructuring Proposal

On January 31, 2003, in an effort to move forward with its restructuring and stem further quiebra fillings, Multicanal announced a restructuring proposal.  The initial proposal contemplated two steps.  Multicanal would make a cash tender offer to purchase $100 million of its outstanding debt at a price of $300 per $1,000 of principal amount tendered (the “Cash Option”).  Multicanal would then solicit acceptances for an APE providing for the restructuring of Multicanal’s outstanding debt not retired in the cash tender offer.  Under this latter proposal, each holder of outstanding debt would receive under the APE either: (i) $1,000 principal amount of Multicanal’s 10-year notes bearing interest at rates that would increase over time from 2.0% to 4.0% (the “Par Option”);4 or (ii) a combination of $315 principal amount of Multicanal’s 7-year notes bearing interest at a fixed 7% annual rate or an economically equivalent floating rate, as elected by the holder, and 598 of Multicanal’s Class C shares of common stock (the “Combined Option”).  The 22-page offer to purchase, describing the terms of the cash offer, was dated January 31, 2003.  The principal terms of the initial proposal for the APE were described in a solicitation statement of 188 pages sent only to QIBs and Regulation S Noteholders and dated February 7, 2003.

Prior to distributing the APE solicitation materials, Multicanal had sent an eligibility letter to Noteholders requiring certification that the beneficial holder of the Notes was either a QIB or fell within the terms of Regulation S. U.S. holders who were not QIBs were given the opportunity to participate only in the cash tender because of the U.S. securities law restrictions

(4)           These notes, which were issued in the original principal amount and were called “par notes,” were nevertheless not expected to trade at par because of their low interest rate and long tenure. They were especially designed for Argentine retail holders who, it was thought, would be attracted by an instrument that would maintain the principal amount of the debt and be redeemed at par, even though the instrument would carry a below-market interest rate during the long intermediate period.

discussed further below.  As noted above, Multicanal’s trade creditors would not be affected by the restructuring and would continue to be paid in the ordinary course of the Company’s business.

Amended Restructuring Proposal

On July 25, 2003, Multicanal amended the terms of its initial restructuring proposal so that: (i) those creditors who elected the Combined Option would receive $440 of Multicanal 7-year notes bearing interest at a fixed 7% annual rate or an economically equivalent floating rate, as elected by the holder, and 641 Class C shares for each $1,000 of existing debt tendered; (ii) those creditors who elected the Par Option would receive $1,050 of Multicanal’s 10-year notes for each $1,000 of existing debt tendered bearing interest at rates that would increase over time from 2.5% to 4.5%; and (iii) those creditors who elected the Cash Option would receive the same 30% of the principal of the Notes in cash plus a minimal amount of interest at a rate of 2% per annum from the date on which the APE was approved to the date on which Noteholders received payment.  The stock to be distributed to the Noteholders who elected the combined debt and equity option would be capped at 35% of Multicanal’s equity in the aggregate; Clarin would retain 65% of Multicanal’s equity after the APE.  All Noteholders that had tendered their Notes in connection with the cash proposal or had elected one of the other options were required to resubmit letters of transmittal evidencing a tender and any election among the options, and thus had an opportunity to reconsider their position on Multicanal’s restructuring.

The amendment also formally incorporated the option to receive cash for outstanding Notes into the APE, so that creditors who selected the Cash Option would be counted in determining whether the support of the required majorities needed to approve the APE had been obtained.  In connection with the cash offer, Clarin agreed to contribute $15 million to fund at least 40% of the payments required thereunder.  In consideration of the improvements to the restructuring proposal described above, certain creditors, all of whom had been part of the Negotiating Group, executed Support Agreements agreeing to vote in favor of the APE on certain terms and conditions.

On August 12, 2003 Multicanal filed proceedings in the Commercial Trial Court of Buenos Aires to initiate the process of obtaining judicial confirmation for the APE.  In connection therewith it requested that the Court convene a Noteholders meeting at which Noteholders would have the right to appear and vote for or against the APE, and also set a deadline for making a tender.  Multicanal requested, and the Argentine Court agreed, that the meeting be convened pursuant to Article 45bis of the Argentine Insolvency Law, which means that the Court would consider confirming the APE using a method to calculate votes similar to that used in a concurso preventivo.  By this method, Noteholders that were absent from the meeting or abstained from voting on the APE would not be counted when determining whether the APE had obtained the requisite approvals.  The Court directed that the Indenture Trustee convene the meeting, but the Trustee declined to do so.  Therefore, on September 22, 2003, the Argentine Court issued an order calling a meeting of all Noteholders.  Notice was published in various Argentine publications, the Wall Street Journal’s eastern edition and the Luxemburger Wort, informing Noteholders that a meeting would be held on December 10, 2003 in Buenos Aires to consider and vote upon the APE.  A voting notice was circulated in English and Spanish.

On October 21, 2003, the Bank of New York, acting as Indenture Trustee, sent a notice to Noteholders describing the proposed voting procedures and indicating that it would request Multicanal to expand and simplify the documentation that could be used by holders to participate in the December 10th meeting.  Representatives of Multicanal flew to the United States to meet with the Trustee on October 23rd to explain the voting procedures.  On November 21, 2003, the Trustee distributed a second notice to all Noteholders omitting its prior concerns regarding the documentation.  The Trustee never filed an objection to the voting procedures with the Argentine Court.

Noteholders had the option of appearing at the meeting in person or by proxy.  Noteholders who intended to participate in the December 10th meeting were required to indicate their status as a beneficial owner of Notes and, in the case of a person represented by proxy, to provide evidence of a power of attorney appointing the representative to act in such capacity.  Holders who accepted either the cash offer or one of the two securities offers and elected to tender their Notes were able to have their Notes represented at the meeting by the exchange agent, Morgan.  The requirements for voting and for tendering shares are further discussed below.  The record date for voting on the APE was November 21, 2003.  As previously noted, those Noteholders who did not attend the December 10th meeting, or who attended but abstained from voting, were not counted in determining whether the APE has the support of the requisite majority of Noteholders.  The tender deadline for the solicitation was 5:00 p.m. New York time on December 12, 2003, two days after the meeting date.

Huff

Huff is an investment management company that has investment discretion over pension, charitable and other funds and invests money for individuals of high net worth.  Its clients are both qualified and non-qualified institutional buyers.  WRH Partners Global Securities, L.P., a Huff entity, is ARC’s investment manager.  Huff had made a substantial investment in Multicanal’s Notes before the Argentine financial crisis and has made investments in many other foreign cable companies.  Huff increased its holdings in the Multicanal Notes on the open market subsequent to the crisis.

Huff did not join the Negotiating Group but did have several meetings with representatives of Multicanal with respect to the restructuring.  The record is hotly contested with respect to the course of these negotiations.  There is no dispute that Huff and Multicanal representatives met and that Multicanal tried to obtain Huff’s support.  Huff recognized that Multicanal needed to restructure its debt and that an in-court proceeding is usually not a desirable outcome.  (Thorton Dep. Test. 67:5-14, 90:15-24.) But Huff appears to have rejected Multicanal’s proposals out-of-hand, and there is little evidence that the parties engaged in meaningful negotiations.  Beyond that, Huff alleges that at a meeting in April 2003, Multicanal offered Huff additional consideration, in addition to that offered to other creditors, if Huff would agree to support the APE.  William Connors, a Huff senior portfolio manager, testified that on two subsequent occasions, Alejandro Urricelqui, a Multicanal director and the Chief Financial Officer of Clarin, offered Huff up to 2% of Multicanal’s equity if Huff would vote in favor of the APE.  Urricelqui denied that Multicanal had ever offered Huff a special deal, however, and he affirmatively testified that it was Huff that conveyed to him demands for special treatment.  Adrian Meszaros, Multicanal’s Chief Financial Officer, also testified that during the April 2003 meeting between Multicanal and Huff, Huff representatives demanded that Multicanal provide Huff alone with additional value, on the ground that Huff was the only creditor that could “deliver” a restructuring.

In any event, no deal of any type was reached, and Huff remained a staunch opponent of the APE up to the date of the December meeting.  There is no question that the vote was expected to be very close, that Multicanal continued to attempt to garner support, and that it also sought to keep Notes out of Huff’s hands.  One critical block of Notes was held by TIAA-CREF, which was interested in selling (apparently at a premium above the current market, based on the block’s critical importance in the voting).  Huff contends that Multicanal assisted Kingdon Capital Management Corp. (“Kingdon”), which already owned a substantial amount of Notes and was supportive of the restructuring, in the acquisition of these Notes.  The record shows that Meszaros of Multicanal discussed with a trader the possibility that Multicanal might fund part of Kingdon’s purchase price.  But Meszaros testified that he dropped any such notion on advice of counsel, and Christopher Melton, the Kingdon portfolio manager, denied that any part of the purchase price had been funded by Multicanal or that Kingdon had received any special consideration from Multicanal.  There is no direct evidence in the record that Multicanal financed any part of the Kingdon purchase from TIAA-CREF, although it is established that Multicanal’s counsel assisted Kingdon in completion of the paperwork necessary to vote the Notes in favor of the APE.

During the period leading up to the vote, Huff also took steps to garner support.  Huff purchased Notes from Van Eck Global Opportunity Fund Ltd.; however, since the purchase took place after the record date of November 21, 2003 for voting, it was ultimately unable to vote these Notes.  At Huff’s request the Indenture Trustee for the Noteholders also sent a notice to all holders calling a Noteholder’s meeting, at which Huff could presumably organize the holders.  But such a meeting was never held, apparently in view of the lack of response from other holders.  Huff also took measures to protect its right to vote “no.” It transferred most of its holdings into ARC, a separate limited liability company comprised of clients of one or more Huff entities, so that it would have a more secure voting position.  Concerned about possible reprisals in Argentina, it hired a firm of international security specialists for protection, and

Huff’s seven representatives traveled to Argentina in separate groups by circuitous routes that did not require entrance into the country through the capital.

In November 2003 Urricelqui, a director of Multicanal, also commenced criminal proceedings in Argentina against Huff and several of its representatives.  Urricelqui reported Huff’s alleged requests for a “special deal” to the Argentine criminal authorities in November 2003, and an Argentine prosecutor commenced an investigation.  The prosecutor brought the investigation to the attention of an Argentine judge in December 2003, and the first public action regarding the criminal investigation took place in January 2004.  Huff did not become aware of the investigation until after the December 10th meeting and when it did, promptly sought to commence criminal proceedings against Multicanal representatives in the United States.

It may be that, in the days leading up to the December 10th meeting, Huff believed it already had sufficient votes to block the APE; its representatives had earlier claimed in negotiations with Multicanal that they had a blocking position.  (Samii Dep. Test. 165:7-167:21.) On the eve of the meeting, however, Huff apparently concluded it might not be able to carry the vote.  On December 9, 2003 and again on December 10, 2003, Huff announced a tender offer for the purchase of up to an additional $50 million worth of Notes at a price of 50 percent of par.  On the morning of the meeting on December 10th, it filed petitions with the Argentine court seeking to vote Notes held by Huff acquired after the November 21, 2003 record date established for voting.  The petitions were denied on the ground that Huff had not complied with the applicable record date procedures.  Just before the start of the meeting, Huff also attempted to purchase the Notes held by Deutsche Bank, which requested that the start of the meeting be delayed so that it could consider its alternatives.5 Multicanal apparently threatened to sue Deutsche Bank to enforce the Support Agreement the Bank had earlier signed, and Deutsche Bank ultimately decided not to sell to Huff and to vote in favor of the APE.  Huff attended the December 10, 2003 meeting, voted against the APE, and was given an opportunity to inform all parties in attendance of Huff’s proposed purchase of Notes.

The Meeting of Creditors and Judicial Confirmation of the APE in Argentina

Holders of 94% of the principal amount of Notes participated in the December 10th meeting in Argentina either in person or by proxy, including twenty-five Noteholders who voted against the APE.  At the meeting, holders of $318,599,001 aggregate principal amount of Notes and $18,542,827 principal amount of Bank debt voted in favor of the APE.  Holders of $159,083,024 principal amount of Notes voted against the APE, including $157,355,024 voted by Huff.  Multicanal has calculated that 68% of the aggregate principal amount of the outstanding debt voted in favor of the APE, and the Argentine court determined in its APE confirmation order that sufficient votes were cast in favor of the APE to satisfy the requirements of the Argentine insolvency law.  The QIB and non-QIB Noteholders voted together as a single class; Huff alleges that Multicanal would not have obtained the requisite two-thirds majority necessary to approve the APE had they voted separately.

The APE requires that a majority of the holders of debt also vote in favor of an APE.  The methodology used to calculate numerosity under Argentine law is the following.  Each issue of Notes, issued under one indenture, is considered to represent one potential vote for and one

(5)           Huff further alleges that at the start of the meeting – as on other occasions – Urricelqui threatened Huff representatives with physical harm. Responding to Huff’s allegations, Urricelqui testified in his deposition that he never made such threats before the December 10th meeting, but he conceded that, immediately prior to the December 10th meeting, he and Mr. Connors engaged in a heated altercation.

potential vote against.  Pursuant to this methodology, since individual beneficial holders in each of the five issues voted for and against the APE, the Notes were found to represent five votes for and five votes against.  The other entities entitled to vote were the holders of Multicanal’s Bank debt, who supported the overall restructuring.  The final vote was therefore ten votes in favor (five Noteholders and five Banks) and five against, sufficient to satisfy the numerosity requirement.

Shortly after the meeting on December 10th, Multicanal filed a pleading with the Court in Argentina seeking confirmation of the APE.  On December 17, 2003, the Argentine Court issued an order certifying that Multicanal had shown prima facie compliance with all legal formalities required for the valid filing of its APE and ordered the publication of notices as required by Article 74 of the Argentine Insolvency Law.  On December 23, 2003, a stay of the collection actions commenced in Argentina against Multicanal by creditors was confirmed by the Argentine Court.  Following a summer court recess, the period for filing objections to the APE ran from February 2, 2004 through February 13, 2004.  During that period six creditors filed objections with the Argentine Court, including an objection filed by State Street Bank & Trust Co., as the registered holder of the Notes held by Huff, a conditional objection filed by Credit Suisse First Boston and an objection filed by Deutsche Bank.  In its objection Huff argued, among other things, that Multicanal’s APE discriminated against the Noteholders that voted against it, alleging that those Noteholders were not permitted to choose from the three options on the same terms as those who voted in favor of the APE.

On April 14, 2004, Judge Ottolenghi of the Argentine court issued a decision confirming the APE as having satisfied the requirements of Argentine law.  In a 36-page opinion, the Court overruled each of the objections save one.  It accepted the argument that creditors who had voted against the APE or abstained could not be discriminated against and required that Multicanal provide Noteholders who voted against or abstained in the APE with a thirty-day period to elect a form of consideration under the restructuring, thus granting them the same rights given to those who had voted in favor of the APE at the December 10th meeting.  The thirty-day election period would commence upon the affirmation of the APE confirmation order by the Argentine appellate court.  Under Judge Ottolenghi’s order, those Noteholders who voted in favor of the APE, and who already made an election, are not explicitly given a new right to elect among the three options.  State Street Bank, as the registered holder of Huff’s Notes, and one other creditor have filed appeals of the APE confirmation order with an Argentine appellate court.  The appeals are currently pending.

U.S. Proceedings

On December 19, 2003, before filing its objections in Argentina and nine days after the meeting date, Huff commenced two lawsuits in the Supreme Court of the State of New York seeking a judgment for amounts outstanding under its Notes, as well as declaratory and injunctive relief that Multicanal could not, by virtue of the U.S. Trust Indenture Act, restructure Huff’s Notes in the APE.  In response to those lawsuits, on January 16, 2004, Multicanal’s board of directors, acting as its “foreign representative” within the meaning of 11 U.S.C. § 101(24), filed a petition under § 304 of the Bankruptcy Code commencing a case ancillary to the Argentine APE. Multicanal also filed a motion in the § 304 case seeking a temporary restraining order and preliminary injunction enjoining Huff from proceeding with the State court lawsuits.  On January 16, 2004, this Court granted a temporary restraining order providing that, pending a hearing on a preliminary injunction, Huff and all other entities were enjoined from prosecuting or taking action in furtherance of the State court lawsuits, taking action in the U.S. interfering with the administration of the Argentine restructuring proceedings, or commencing or continuing any other action against Multicanal or its property outside the Bankruptcy Court relating to any bond, note or bank debt owed by Multicanal.  The temporary restraining order has remained in place by consent of the parties pending a decision herein.

As a preliminary matter in the § 304 proceeding, Huff argued that its rights as the holder of Notes issued under an indenture qualified under the U.S. Trust Indenture Act (“TIA”) could not, as a matter of law, be impaired or affected by a foreign insolvency case and that, in effect, a § 304 proceeding could not be used to limit its rights.  It was agreed that this Court would initially decide whether, as a matter of law, Huff’s rights, as the holder of Notes issued under an indenture qualified under the TIA, can be impaired by reason of recognition of a foreign insolvency proceeding in the United States.  As noted above, on March 12, 2004, the Court held that Huff’s rights under the Trust Indenture Act do not preclude the granting of relief to Multicanal under § 304 of the Bankruptcy Code.  Huff has taken an appeal.  The Court did not rule on the issue whether the Argentine APE proceeding satisfies the requirements of § 304, acknowledging that, pursuant to the statute, the issue should be determined, if contraverted, “after trial.” 11 U.S.C. § 304(b).

On January 28, 2004, ARC, WRH Global Securities Pooled Trust and Willard Alexander also filed an involuntary Chapter 11 petition against Multicanal, rendering it a putative debtor in bankruptcy in the United States.  Huff asserted with regard to the involuntary that Multicanal’s debt should be restructured in a full U.S. Chapter 11 proceeding, and that such a proceeding would be feasible under the circumstances.  Multicanal immediately moved to dismiss the involuntary petition on the ground that it violated the temporary restraining order entered in the §

304 case.  In an oral opinion issued on March 26, 2004, the Court denied this motion to dismiss.  In due course, it was decided that the § 304 and the involuntary would be tried together.

In connection with the trial of the § 304 case, Multicanal renewed its motion to dismiss the involuntary proceeding on multiple grounds, including that this Court lacks jurisdiction, forum non conveniens, and that the petition was filed in bad faith.  Huff maintains that a U.S. restructuring under Chapter 11 is not only feasible, but appropriate under the circumstances.  It has also maintained its opposition to the APE but suggested at the time of trial and in its post-trial pleadings that instead of a blanket refusal to recognize the APE, the Court might direct Multicanal to take a new vote in accordance with what it describes as fair procedures as a condition to the APE’s recognition in the United States.

DISCUSSION

I.              Standards and Prerequisites for Granting Relief Under § 304.

The Supreme Court made clear over a century ago that in contracting with a foreign entity, a person subjects himself to those laws of the foreign government “affecting the powers and obligations of the corporation with which he voluntarily contracts.”  Canada S. Ry. Co. v. Gebhard, 109 U.S. 527, 537 (1883).  U.S. courts have recognized that foreign courts have an interest in presiding over the insolvency proceedings of their own domestic business entities to promote the systematic distribution of a debtor’s assets.  Cunard S.S. Co. v. Salen Reefer Servs. AB (In re Cunard), 773 F.2d 452, 458 (2d Cir. 1985).  Section 304 provides a statutory mechanism for United States courts to recognize and facilitate foreign insolvency proceedings.  The overriding purpose of § 304 is to “best assure an economical and expeditious administration” of a foreign estate, § 304(c), and to prevent the piecemeal distribution of the estate.  Bank of New York v. Treco (In re Treco), 240 F.3d 148, 153-54 (2d Cir. 2001); Koreag, Controle et Revision S.A. v. Refco F/X Assocs.  (In re Koreag, Controle et Revision S.A.), 961 F.2d 341, 358 (2d Cir. 1992).

Section 304(a) provides that “[a] case ancillary to a foreign proceeding is commenced by the filing with the bankruptcy court of a petition under this section by a foreign representative.” There are thus two statutory prerequisites to a § 304 case, a “foreign proceeding” and a “foreign representative.”  In re Artimm, s.r.l., 278 B.R. 832, 838 (Bankr. C.D. Cal. 2002).  “Foreign proceeding” is defined very broadly under the Bankruptcy Code.6 Multicanal’s APE is clearly a judicial “proceeding … for the purpose of … adjusting debts … or effecting a reorganization.” See In re Netia Holdings S.A., 277 B.R. 571, 580-581 (Bankr. S.D.N.Y. 2002).

Only a “foreign representative” has standing to seek relief under § 304.  Aerovias de Mexico, SA. de C.V. v. Feltman (In re Empresa de Transportes Aero del Peru, S.A.), 263 B.R. 367, 375-76 (Bankr. S.D. Fla. 2001).  Huff contends that Multicanal’s board of directors fails to satisfy the definition of “foreign representative,” as it is not a “trustee” or other independent fiduciary.  A board of directors may be an appropriate representative in a § 304 case, however, if it plays a role similar to that of a debtor in possession under the U.S. Bankruptcy Code, where management remains in control of the reorganizing debtor and an independent trustee is not ordinarily appointed.  See In re Petition of Bd. of Dirs. of Hopewell Int’l Ins. Ltd., 238 B.R. 25, 53-54 (Bankr. S.D.N.Y. 1999), aff’d, 275 B.R. 699 (S.D.N.Y. 2002); In re Artimm, 278 B.R. at

(6)           Foreign proceeding is defined in § 101(23) of the Bankruptcy Code as a “proceeding, whether judicial or administrative and whether or not under bankruptcy law, in a foreign country in which the debtor’s domicile, residence, principal place of business, or principal assets were located at the commencement of such proceeding, for the purpose of liquidating an estate, adjusting debts by composition, extension, or discharge, or effecting a reorganization.”

839.  The Multicanal board, like the board in Hopewell, 238 B.R. 53-54, is “charged … with the obligation of carrying out” the provisions of the APE.  In principle, it is an appropriate “foreign representative.”

Once the prerequisites are established, § 304(c) provides “guidelines” for the exercise of the Court’s discretion in determining whether to grant relief.  Section 304(c) provides:

In determining whether to grant relief under subsection (b) of this section, the court shall be guided by what will best assure an economical and expeditious administration of such estate, consistent with –

(1)           just treatment of all holders of claims against or interests in such estate;

(2)           protection of claim holders in the United States against prejudice and inconvenience in the processing of claims in such foreign proceeding;

(3)           prevention of preferential or fraudulent dispositions of property of such estate;

(4)           distribution of proceeds of such estate substantially in accordance with the order prescribed by this title;

(5)           comity; and

(6)           if appropriate, the provision of an opportunity for a fresh start for the individual that such foreign proceeding concerns.7

11 U.S.C. § 304(c).  Notwithstanding the delineation of those factors, under the statute, the touchstone is “an economical and expeditious administration” of the foreign estate, and the factors in subsection (c) are guidelines, not requirements.  In re Ionica PLC, 241 B.R. 829, 835 (Bankr. S.D.N.Y. 1999).  Moreover, the Second Circuit has emphasized the need for a case-specific approach towards the granting of § 304 relief, acknowledging that such an approach “will in many or most cases support the granting of the requested relief.”  In re Treco, 240 F.3d at 161.  The legislative history of § 304 also directs that in applying the § 304 factors, a court is to examine the specific circumstances of each case.  H.R. Rep. No. 95-595, 95th Cong. 1st Sess. 324-325 (1977), S. Rep. No. 95-989, 95th Cong. 2nd Sess. 35 (1978); see also In re Culmer, 25

(7)           This factor applies only to insolvency proceedings relating to individuals and is not applicable here.

B.R. 621, 628 (Bankr. S.D.N.Y. 1982).  Although one factor might support the denial of § 304 relief, another factor, or a combination of several factors, may direct the opposite result.  The Court must ultimately weigh all of the relevant factors in reaching a decision.  In re Ionica, 241 B.R. at 835.

Many decisions have also held that the fifth factor, comity, is preeminent in determining whether relief should be granted.  In re Treco, 240 F.3d at 156-57 (“We do not quarrel with the view … that comity is the ultimate consideration in determining whether to provide relief under § 304.”); see also In re Hwang, 309 B.R. 842, 846 (Bankr. S.D.N.Y. 2004); In re Culmer, 25 B.R. at 629.  Comity does not automatically override the other § 304 factors – rather, the granting of comity is to be determined “in light of the other factors.”  In re Treco, 240 F.3d at 156, citing In re Koreag, Controle et Revision S.A., 130 B.R. at 712, vacated on other grounds, 961 F.2d 341 (2d Cir. 1992).  The Supreme Court provided the classic definition of comity over a century ago:

“‘Comity,’ in the legal sense, is neither a matter of absolute obligation, on the one hand, nor of mere courtesy and good will, upon the other.  But it is the recognition which one nation allows within its territory to the legislative, executive, or judicial acts of another nation, having due regard both to international duty and convenience, and to the rights of its own citizens, or of other persons who are under the protection of its laws.”

Hilton v. Guyot, 159 U.S. 113, 163-64 (1895).

Outside the § 304 context, U.S. courts have granted comity to foreign insolvency proceedings when it has been demonstrated that “the foreign court is a court of competent jurisdiction, and that the laws and public policy of the forum state and the rights of its residents will not be violated.”  In re Cunard, 773 F.2d at 457.  The issue in cases where comity is raised as an affirmative defense is substantially the same as the issues under § 304: whether

“fundamental standards of procedural fairness are observed and state and federal law and public policy are not violated.”  Ecoban Fin. Ltd. v. Grupo Acerero del Norte, SA de CV, 108 F.Supp. 2d 349, 352-53 (S.D.N.Y. 2000), aff’d, 242 F.3d 364 (2d Cir. 2001).  There is no requirement that the foreign proceedings “be identical to United States bankruptcy proceedings.”  Allstate Life Ins. v. Linter Group Ltd., 994 F.2d 996, 999 (2d Cir. 1993), citing In re Brierley, 145 B.R. 151, 166 (Bankr. S.D.N.Y. 1992) (a § 304 case).  The key issue is one of due process and the public policy of the forum.  See Finanz AG Zurich v Banco Economico S.A., 192 F.3d 240, 246 (2d Cir. 1999) (United States courts will ordinarily defer to foreign proceedings so long as “the foreign court had proper jurisdiction and enforcement does not prejudice the rights of United States citizens or violate domestic public policy.”) (quoting Victrix S.S. Co., S.A. v. Salen Dry Cargo A.B., 825 F.2d 709, 713 (2d Cir. 1987); see also International Transactions Ltd. v. Embotelladora Agral Regiomontana, 347 F.3d 589, 594 (5th Cir. 2003) (to obtain recognition, foreign procedures must provide “a system compatible with the requirements of due process of law.”); In re Hourani, 180 B.R. 58, 70 (Bankr. S.D.N.Y. 1995) (foreign proceeding must “comport with American notions of fairness and due process.”); In re Hackett, 184 B.R. 656, 658 (Bankr. S.D.N.Y. 1995); In re Gee, 53 B.R. 891, 901 (Bankr. S.D.N.Y. 1985).

II.            Huff’s Opposition to the APE.

Huff has opposed recognition of Multicanal’s APE as prejudicial and unfair to U.S. creditors on three principal grounds. First, Huff argues that the APE is a form of private insolvency regime not subject to adequate judicial control and not entitled to recognition under the general standards of § 304(c).  Second, Huff contends that the vote taken in favor of the APE was coerced and unfair, and that a lack of judicial oversight (among other things) led Multicanal to engage in abusive practices that created an atmosphere of coercion and intimidation.  Third, Huff alleges that Multicanal discriminated against U.S. retail investors in its restructuring.

We treat each of Huff’s points hereafter.

A.            IS THE APE A FORM OF INSOLVENCY PROCEEDING ENTITLED TO RECOGNITION UNDER § 304?

Argentina has detailed and comprehensive laws relating to both liquidations (quiebra) and reorganizations (concurso).  Prior to 2002 APE procedures, which provide for an out-of-court workout, played a limited role, because there was no way to make a workout binding on a dissenting minority of creditors.  In 2002, in response to the nation’s financial crisis, the Argentine Congress amended the APE to provide for the application of APE procedures in a reorganization that was not wholly consensual.  As amended, the statute provided that a debtor could file with the Court evidence of consents to a reorganization from holders of a majority in number and two-thirds in amount of the affected debt, together with a statement of assets and liabilities valued on or about the date of filing; a certified schedule of creditors; and a schedule of pending lawsuits against the debtor.  The filing, if prima facie valid, would give rise to a stay of all actions against the debtor by creditors affected by the APE. Creditors would be given a period of time to object to the APE, which the Court would then confirm or reject.  All parties would have a right to appeal.

Huff attacks the APE in principle as providing uncontrolled discretion to a debtor and as having too truncated a statutory underpinning.  Huff’s basic contention is that judicial oversight is inadequate in that the Court is brought into the process only after the solicitation of votes is over and is expressly authorized only to consider limited aspects of the proceedings – whether the statement of assets and liabilities is adequate and whether the statutory majorities have been obtained.

The absence of a detailed statutory framework for the APE is not fatal.  For example, the Canadian Companies’ Creditors Arrangement Act (“CCAA”) has only three parts, yet they provide the underpinning for a reorganization law that is recognized under § 304 and routinely granted comity.  See Tradewell, Inc. v. American Sensors Elecs., Inc., No. 96 Civ. 2474, 1997 U.S. Dist. LEXIS 10890 (S.D.N.Y. 1997); Badalament, Inc. v. Mel-O-Ripe Banana Brands, Ltd., 265 B.R. 732, (E.D. Mich. 2001).  All of the legal experts who testified in this case agreed that certain of the early decisions of the Argentine courts construing the APE, as amended in 2002, have applied provisions of concurso law to supplement the provisions of the APE law.  Huff charges that those Argentine decisions that have gone beyond the strict terms of the APE statute are an anomaly, and that creditors can have no certainty that these precedents will prevail in another case.  Yet, as discussed above, precedent under § 304 teaches that the application of a statute in the particular case under consideration is at issue in a § 304 proceeding, not the foreign statute in the abstract.  See In re Treco, 240 at 158-59.  The application by the Court in Argentina of the principle of uniformity of treatment of similarly situated creditors provided for in the law governing concursos is evidenced by that Court’s requirement that all creditors who rejected the APE or abstained have a further opportunity to elect among the forms of consideration made available in the APE.

As for the alleged lack of judicial oversight during the period of solicitation and voting, the APE bears a strong resemblance to U.S. prepackaged plans of reorganization (“Prepacks”), which in one form or another have been an established means of restructuring in the United

States for many years.(8) See Campbell v. Alleghany Corp., 75 F.2d 947 (4th Cir. 1935).  Under the current version of a U.S. Prepack, the proponent of a plan of reorganization may file a plan and place before the court previously obtained acceptances and rejections, provided that

(1)   the solicitation of such acceptance or rejection was in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such solicitation; or

(2)   if there is not any such law, rule or regulation, such acceptance or rejection was solicited after disclosure to such holder of adequate information...

11 U.S.C. § 1126(b).  In a U.S. Prepack, the debtor negotiates a restructuring agreement and solicits acceptances prior to the Chapter 11 filing.  See N. Saggese and A. Ranney Marinelli, A Practical Guide to Out-of-Court Restructurings and Prepackaged Plans of Reorganization, 4.01[A] (2d ed. 2000).  There is thus no oversight by a court during the period when the debtor formulates a plan, prepares and disseminates disclosure materials and solicits votes.  Hopewell, 238 B.R. at 52.  Similarly, the APE provides for the negotiation of a restructuring and the solicitation of votes prior to filing a restructuring plan with the Argentine courts for confirmation.

The voting requirements for a class of creditors to accept an APE and a U.S. Prepack are also similar.  Both the APE and the U.S. Prepack require the approval of holders of two-thirds of

(8)           They are also used in other countries in different forms.  See, e.g., Jacques Henrot & Emmanuel Fatome, Pre-Bankruptcy and Bankruptcy Processes in France, 1998-1999 Ann. Surv. Bankr. L. 619, 630-36 (1999) (discussing the reglement amiable procedure under the French Law of 1984); John A. Barrett, Jr., Mexican Insolvency Law, 7 Pace Int’l L. Rev. 431 (1995) (discussing Mexico’s suspension of payments law).  Huff’s expert witness on Argentine law, Prof. Juan Anich, in his testimony before the Argentine Congress in support of a draft of the amendments to the APE, recognized that the APE is part of a trend toward streamlined and less expensive reorganization procedures.  He stated:

[T]he legislation of virtually all the countries in the world have in recent years concurred in promoting this kind of proceeding, in order to avoid the huge costs derived from the institutional structure [a proceeding bearing a structure more like a concurso or a plenary Chapter 11 case].  These costs must be borne not only by private parties, but also by the institution itself, which all of a sudden is flooded by a huge number of processes and disputes of this kind.  We believe that this proposed amendment will make it easier for many disputes currently resolved by the courts to be the subject matter of arrangements made by the parties in a different framework….

(MC Ex. 141, p. 6.)

the unsecured indebtedness and more than half in number of the claims affected by the proceedings.  Creditors who do not vote on an APE are not counted in determining whether the requisite vote was obtained, as is the case in the United States.  See 11 U.S.C. § 1126(c).

In seeking confirmation of the APE, the debtor must file certain documents with the Argentine court, each certified by a public accountant, including: (i) a statement of assets and liabilities valued on or about the date of the APE; (ii) a certified schedule of creditors; (iii) a schedule of pending lawsuits and administrative procedures against the debtor; (iv) a schedule listing its accounting books; and (v) evidence that the requisite vote has been obtained.  In U.S. Prepacks, all of this information is not necessarily filed with the court; the bankruptcy court may allow a debtor to dispense with the filing of schedules and statements of financial affairs if the debtor is not seeking to bar and discharge certain categories of debt.  See Procedural Guidelines for Prepackaged Chapter 11 Cases in the U.S. Bankruptcy Court, Southern District of New York at VI.C.4. (“Procedural Guidelines”).  Creditors committees are not always formed in APE proceedings, and they are likewise not always formed in a U.S. Prepack.  See Gary B. Wilcox and David M. Rievman, Restructuring Troubled Debt Under the New Debt Exchange Rules, 10 Va. Tax Rev. 665, 675 n.52 (1991).

A stay is effectuated upon the filing of both an APE and a U.S. Prepack.  In a U.S. Prepack, the automatic stay operates as a stay of virtually all actions or proceedings against the debtor arising before the commencement of the bankruptcy case.  The APE’s stay is less broad – unlike in a U.S. Prepack, the stay of the APE only affects those actions against the debtor and its assets that relate to claims of an economic nature that are affected by the APE.  However, as previously discussed, 97% of Multicanal’s outstanding debt is financial debt that is affected by the APE.

In both an APE and a U.S. Prepack the debtor continues in possession of its property and operates its business, and Argentine and U.S. courts, respectively, may enjoin or restrict the disposition of a debtor’s assets.  Once a case is filed, U.S. courts exercise supervisory and oversight powers in a U.S. Prepack; Argentine courts do the same in an APE.  Moreover, in many U.S. Prepacks, as in Multicanal’s APE, there is no need for a claims administration or reconciliation process because affected claims are admitted and all other creditors are generally paid on confirmation of a plan or in the ordinary course of the debtor’s business.  Procedural Guidelines VI.C.16.

In an APE, after the initial finding of the Argentine court that the formal requirements of the APE have been met, the debtor is required to publish notice of the filing for five business days in Argentine newspapers.  Creditors then have ten court days to file objections to confirmation.  The Argentine court may review the solicitation and other pre-filing restructuring processes used by the debtor during this objection period, and hear evidence on any objections that are raised.  A party whose objection is overruled by the Argentine court may appeal, and creditors can move to unwind an APE if they prove certain types of fraud within six months after confirmation.  Debtors in U.S. Prepacks must also make a motion to the U.S. court upon notice to creditors to approve confirmation of a Chapter 11 plan, and § 1144 of the U.S. Bankruptcy Code provides for revocation of a confirmation order within 180 days of its date of entry if such order was procured by fraud.

Huff condemns the APE on the ground that it need not satisfy the conditions to confirmation of a concurso proceeding or of a U.S. Chapter 11 plan, whereas a U.S. Prepack must satisfy all of the conditions for confirmation of any other Chapter 11 case.  Importantly, these Chapter 11 conditions include good faith in the formulation and execution of the plan of reorganization (§ 1129(a)(3)); the “best interests” test, requiring that every creditor receive at least as much in the reorganization as it would receive in a liquidation under Chapter 7 (§ 1129(a)(7)); and satisfaction of the absolute priority rule (§ 1129(b)).  Huff contends that the failure of Argentine law to require satisfaction of these basic provisions should preclude an APE from recognition under § 304.

Huff misconstrues the standards for § 304 recognition.  As discussed above, the touchstone of § 304 is “the economical and expeditious administration” of the foreign estate, consistent with the factors set forth in § 304(c).  There is no requirement that a foreign proceeding incorporate the conditions to confirmation set forth in § 1129 of the U.S. Bankruptcy Code.  Distribution of proceeds substantially in accordance with the order prescribed by the Bankruptcy Code, as provided in § 304(c)(4), is the one guideline that refers directly to title 11 of the U.S. Code.  But the cases do not require that a distribution in a foreign proceeding match the distribution that would be available in a hypothetical U.S. case, or that U.S. creditors receive the precise recovery or treatment to which they would be entitled under Chapter 11.  In re Treco, 240 F.3d at 158-59; In re Garcia Avila, 296 B.R. 95, 112 (Bankr. S.D.N.Y. 2003).

For example, in Garcia Avila, the Court granted § 304 recognition to a Mexican reorganization even though Mexican law does not explicitly require the proponent of a plan to satisfy either the best interests test or the absolute priority rule.  With regard to the absolute priority rule, the Court noted that, in a consensual Chapter 11 case, creditors may agree to accept less than full payment while allowing equity to retain some or all of its interests.  It went on to observe that “the Mexican Act … requires a majority vote to overcome the absolute priority rule, and this is substantially in accordance with the Bankruptcy Code.”  Id. at 111-12.  In the

Multicanal APE the principle that shareholders should not receive any recovery absent payment in full to creditors was also overcome by the vote in favor of the APE.9

As for the best interests test, Argentine law does not require that a debtor in an APE prepare an explicit liquidation analysis showing that each creditor affected by the APE would be worse off in a liquidation.  There is no question on the extensive record of this case, however, that this cable company with few hard assets would have little to distribute in a liquidation.  Even Huff does not complain about Multicanal’s posting of collateral to stave off the quiebra petitions filed by small Noteholders in Argentina.  As hard as it has fought to oppose the APE and presumably to control Multicanal’s future, Huff has never filed a quiebra itself, and it filed an involuntary Chapter 11, not a Chapter 7, in the United States.

The foregoing is not to ignore the requirement of good faith, mandated for Chapter 11 confirmation by § 1129(a)(3).  It is incorporated into § 304 through the concept of comity and the requirement of § 304(c)(1) of “just treatment” of all holders of claims or interests.  It is assumed that an APE should not be recognized in the United States if not pursued in “good faith.” But in the heat of a debtor/creditor dispute, where the parties can hold very different views of the bona fides of a reorganization plan, the issue of good faith “should be probed elastically and on a case by case basis.  To do otherwise invites unnecessary rigidity in bankruptcy administration emasculating bright prospects of reorganization by slavish review of

(9)                                  Huff complains that Multicanal’s shareholder, Clarin, lobbied successfully for a statute adopted in Argentina in 2003 limiting the percentage of voting stock of a communications company that could be owned by persons who are not citizens of Argentina.  It charges that this statute limited the amount of stock that could be distributed in Multicanal’s restructuring and gave Multicanal/Clarin an unfair advantage in the negotiations.  It is not unusual, however, for a nation to limit control of sensitive industries to citizens and restrict foreign stock holdings in certain industries.  See, e.g., Communications Act of 1934, 47 U.S.C. § 310(b)(3) and (4).  Multicanal’s inability to provide creditors with more stock, moreover, does not mean the APE was fundamentally unfair.  A swap of equity for debt is not the only way to compensate creditors or fund a plan.  See 11 U.S.C. § 1123(a)(5), which provides illustrations of several means for a Chapter 11 plan’s implementation, including “retention by the debtor of all or any part of the property of the estate.”

prepetition dealings by debtors with their creditors.” In re Eden Assocs., 13 B.R. 578, 584 (Bankr. S.D.N.Y. 1981).  Another influential early Chapter 11 case found that “for purposes of determining good faith under section 1129(a)(3) … the important point of inquiry is the plan itself and whether such plan will fairly achieve a result consistent with the objectives and purposes of the Bankruptcy Code.” In re Madison Hotel Assocs., 749 F.2d 410, 425 (7th Cir. 1984); see 7 L. King, Collier on Bankruptcy, ¶ 1129.03[3][a][iii][A] (15th ed. rev. 2003).

There is nothing in the terms of Multicanal’s APE that is fundamentally inconsistent with the provisions of a confirmable Chapter 11 plan.  It provides for an orderly and expeditious distribution to creditors of cash, debt and equity.  Huff has never suggested that it is not feasible, another important requirement for confirmation of a U.S. plan. § 1129(a)(11).  On the contrary, Huff complains that Multicanal could pay more.

In connection with Huff’s charges that Multicanal’s plan provides too small a recovery to unsecured creditors, it should be emphasized that the Bankruptcy Code does not require rejection of a consensual plan that has received the requisite vote because the debtor could “pay more.” Chapter 11, like the APE, is based on the principle that a plan should, if possible, be negotiated and then ratified by a creditor vote.  The members of the Negotiating Group that agreed to support the APE were large, sophisticated, well represented institutions.  Huff’s assertions that the APE amounted to a give-away for Clarin’s benefit insults these creditors.10  Moreover, Huff’s

(10)                            Huff asserted that some of the members of the Negotiating Group supported the APE only because they were more interested in the future of Multicanal’s shareholder, Clarin, with which they also had a debtor creditor relationship.  There is no proof in the record that all members of the Group had such a relationship, however, or that the Group as a whole did not exercise reasonable business judgment.  There is also nothing indicating that any member failed to vote in good faith.  In a U.S. Chapter 11 case, absent bad faith or illegality, the Bankruptcy Code does not preclude a claim holder from voting in accordance with its overall economic interests.  John Hancock Mut. Life Ins. Co. v. Route 37 Bus. Park Assocs., 987 F.2d 154, 161 (3d Cir. 1993). A Chapter 11 creditor need not vote with “selfless disinterest.” See In re Gilbert, 104 B.R. 206, 216 (Bankr. W.D. Mo. 1989), citing In re Federal Support Co., 859 F.2d 17, 19 (4th Cir. 1988).

allegation that the APE was filed in bad faith because too much value was retained by Clarin was also undermined by the testimony of its portfolio managers, who insisted that they only performed a back-of the-envelope analysis of Multicanal’s financial statements and ability to repay debt over time and never committed any such analysis to writing.  They asserted in effect that they fought Multicanal’s APE, tendered for $50 million of Multicanal’s debt, and filed an involuntary Chapter 11 petition against Multicanal without ever having put on paper their analysis of what a fair plan would comprise, raising at least an inference regarding their own good faith.

Huff’s charges with respect to Multicanal’s economic relationship with its parent company implicates § 304(c)(3), which directs the Court to consider, as one of the guidelines in a § 304 proceeding, “prevention of preferential or fraudulent dispositions of property” of the foreign estate.11  Courts have examined a debtor’s ability to recapture or avoid preferences and fraudulent conveyances when determining whether to recognize a foreign proceeding.  See In re Rubin, 160 B.R. 269, 282-83 (Bankr. S.D.N.Y. 1993); In re Laitasalo, 193 B.R. 187, 195 (Bankr. S.D.N.Y. 1996).  Multicanal has described three methods by which APE creditors are protected from preferences and fraudulent conveyances.  First, if a preference or fraudulent conveyance occurred before consents for an APE were obtained and was not adequately disclosed, creditors would be able to object to the extent knowledge of such information would have altered their decision.  Second, if a preference or conveyance were not disclosed in a Statement of Assets and Liabilities and became known prior to the APE’s confirmation, any creditor could object to the APE’s confirmation.  Third, if a preference or conveyance became known within six months

(11)                            Huff asserted that Clarin overcharged its subsidiary for programming material and that Multicanal improperly dissolved a subsidiary.  On the record herein, for purposes of this § 304 proceeding, Multicanal sufficiently countered that its transactions were supportable and disclosed in its SEC filings.

after the Argentine Court confirmed the APE, creditors would be able to object, and the debtor would be placed in liquidation if the objection was sustained.

Although the procedures in Argentina are not identical to the treatment of preferences and fraudulent conveyances under U.S. insolvency law, they need not be.  In re Garcia Avila, 296 B.R. at 112.  Moreover, in many U.S. Prepacks, the debtor does not bring any preference or fraudulent conveyance actions.  See Saggese and Ranney-Marinelli, A Practical Guide to Out-of-Court Restructurings and Prepackaged Pans of Reorganization at ¶ 4.03[C].  Huff has not complained that any holders of 97% of Multicanal’s debt – its financial debt – actually received preferences or fraudulent payments in respect of this debt.  Rather, it is undisputed that all Noteholders and Bank creditors have been waiting to receive distributions of assets through the APE, if the proceeding is finally confirmed in Argentina.  However, to the extent that preferences and fraudulent conveyances might have been an issue here, the safeguards available in the APE are sufficient to meet the requirements of § 304(c)(3) under the circumstances of this case.

In sum, Multicanal’s APE, which bears many similarities to a prepackaged Chapter 11 proceeding, is the type of reorganization proceeding that, in principle, is subject to recognition under § 304.  The further questions raised by Huff are whether the APE’s voting procedures and alleged discrimination against non-QIB holders in the United States precludes the grant of § 304 relief or requires this Court to order a new vote on the APE.

B.                                     THE VOTING AND SOLICITATION PROCEDURES USED BY MULTICANAL IN THE APE

Huff has identified certain practices and procedures in connection with the voting on the APE that it alleges were coercive and unlawful and should cause the Court either to withhold recognition of the APE or require a new vote.  Huff charges that these practices were inconsistent with those that would prevail in a United States insolvency case and resulted in a denial of due process to U.S. creditors.

In examining Huff’s charges, the real issue is whether due process was denied.  This was not a Chapter 11 proceeding under the U.S. Bankruptcy Code, whether prepackaged or not.  This was an Argentine APE, and the issue before the Court is not whether Multicanal followed all of the procedures for solicitation and voting that would apply in a Chapter 11 case, but whether the APE should be granted recognition under § 304 of the Bankruptcy Code.  See discussion at pp. 23-25, supra.  In deciding this issue, it is relevant that Huff’s charges with respect to voting and solicitation practices directly implicate only the more general provisions of § 304(c) that Congress directed the court to consider “[i]n determining whether to grant relief ….” Section 304(c)(2) directs the court to consider “protection of claim holders in the United States against prejudice and inconvenience in the processing of claims in such foreign proceeding ….” This subsection relates specifically to the processing of claims, however, and there is no issue in the Multicanal APE with respect to the recognition of the claims of the U.S. Noteholders.  All claims in respect of the Notes are automatically recognized in the APE without any requirement for filing a proof of claim or taking any potentially burdensome action.  The requirement in § 304(c)(4) that “distribution of proceeds” of the foreign estate be “substantially in accordance with the order prescribed” by the Bankruptcy Code has most frequently been invoked in connection with denial of a § 304 petition.  See In re Treco, 240 F.3d 148 (2d Cir. 2001).  It is implicated most directly in connection with the issue of discrimination against U.S. non-QIBs, a matter that is dealt with below, but not in connection with the voting and solicitation procedures.

The more general provisions of § 304(c) that are most closely at issue in connection with Huff’s challenges to the voting and solicitation procedures of the Multicanal APE are § 304(c)(1), which requires “just treatment of all holders of claims against or interests in” the foreign estate, and § 304(c)(5), which identifies comity as a factor to be considered in determining whether to grant a § 304 petition.  See In re Treco, 240 F.3d at 156-57.  The courts have held that the requirement of “just treatment” implicates general due process standards; as noted above, § 304(c)(1) will be satisfied if a foreign proceeding provides for “a comprehensive procedure for the orderly and equitable distribution of [a debtor’s] assets among all of its creditors.” In re Treco, 240 F.3d at 158.  Comity similarly may be granted where “fundamental standards of procedural fairness are observed and state and federal law and public policy are not violated.” Ecoban, 108 F.Supp.2d at 353.  Again, the real issue is not whether the same procedures were followed as in a Chapter 11 case but whether there was fundamental due process afforded to Multicanal’s creditors.

Notice is, of course, a key element of due process.  See Mullane v. Central Hanover Bank & Trust Co., 339 U.S. 306 (1950); Bender v. City of Rochester, 765 F.2d 7 (2d Cir. 1985).  Lack of adequate notice has been a key factor in many cases which have denied recognition to a foreign insolvency proceeding.  For example, in International Transactions v. Embotelladora Agral, 347 F.3d at 591, the Circuit Court refused to grant comity to a Mexican proceeding, not because of any unfairness in the Mexican procedures generally but because the record did not sufficiently demonstrate that the defendant had received notice of a hearing at which the Mexican court entered the order on which plaintiff relied for preclusion purposes.  Insufficient notice to creditors has also been a factor in the few cases that have denied recognition of a foreign proceeding based in part on § 304(c)(2).  See In re Hourani, 180 B.R. at 67-69; In re

Papeleras Reunidas, S.A., 92 B.R. 584, 591-92 (Bankr. E.D.N.Y. 1988).  It is therefore relevant that in the Multicanal APE proceedings, notice was extensive and highly sophisticated.  As a reporting company under the U.S. securities laws, Multicanal was required to continue to provide filings on Form 6-K, and financial information on Multicanal was available to creditors and others through SEC filings.  The solicitation materials for the APE were extensive, voluminous and detailed, and in a form modeled on materials that would be used in large U.S. tender or exchange offers.  The July 2003 supplemental APE solicitation and Cash Option offering materials themselves totaled more than 60 pages each.  (MC Exs. 14 and 15.) Multicanal also had its own web site.  Adequacy of notice is one of the few matters that Huff does not challenge.

We now turn to those procedural aspects of the vote on the APE of which Huff does complain.

1.                                      Classification of QIBs and non-QIBs together for voting purposes

Huff argues that it was improper for Multicanal to place all of its Noteholders in one group – in U.S. bankruptcy terminology, in one class – for purposes of voting on the APE.  Since U.S. retail holders were not entitled to make an election and were allowed only the Cash Option, Huff contends, they should have been placed in a separate class from the non-QIBs and should have voted separately.  Multicanal’s argument fails for at least three reasons.

First, class voting is not a basic requirement of due process or of § 304 recognition.  In one case under § 304, the Court found that although the Mexican insolvency law does not envision voting by class, the requirements of § 304 were nevertheless satisfied because a majority vote was required to approve the plan.  See In re Garcia Avila, 296 B.R. at 111-12. Multicanal’s APE required the support of holders of two-thirds of the total outstanding amount of unsecured indebtedness and a majority in number for judicial confirmation.

Second, it is worthy of note that Huff’s challenge to the classification scheme would likely fail even in a Chapter 11 case.  Under § 1122(a) of the Bankruptcy Code, a plan may place a “claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class.” Substantially similar claims are those which “share common priority and rights against the debtor’s estate.” In re Greystone III Joint Venture, 995 F.2d 1274, 1278 (5th Cir. 1991).  “‘Unsecured claims will, generally speaking, comprise one class … because they are claimants of equal legal rank entitled to share pro rata in values remaining after payment of secured and priority claims.’”  FGH Realty Corp. v. Newark Airport/Hotel Ltd. P’ship, 155 B.R. 93, 99 (D. N.J. 1993) quoting In re 266 Washington Assoc., 141 Bankr. 275, 282 (Bankr. E.D.N.Y. 1992); see also In re One Times Square Assoc. Ltd. P’ship, 165 B.R. 773, 776 (Bankr. S.D.N.Y. 1994). All of the Noteholders and the Banks held general unsecured claims of equal rank.

Finally, we deal elsewhere with Huff’s contention that there was improper discrimination against U.S. retail Noteholders and hold that there was and that it must be remedied.  The discrimination against U.S. retail holders was impermissible chiefly because they held the same Notes as all other Noteholders, leading to the conclusion that they were properly classified in the same class as all others.  With the discrimination remedied, Huff’s charges of improper classification lose much of whatever force they had.

2.                                      Allegations that the Voting Procedures Coerced Noteholders to Accept the APE

Huff’s next contention is that the voting procedures coerced holders to vote “yes” in that only an affirmative vote would permit the holder to elect among the options available.  If the holder abstained or voted “no,” it could not easily make an election.  Huff points to the testimony of the Head of Loan Products at Deutsche Bank that the Bank’s ability to choose among options was an “important factor” in causing it to support the APE (and to execute what proved to be a critical support agreement) and that this factor “might” have materially impacted the Bank’s decision.  (Paasche Dep. Test. 15:10-16:16, 34:12-19.)

Multicanal responds with three points.  First, it argues that the Deutsche Bank testimony is inconclusive and there is no evidence in the record that any holder was actually coerced by the voting provisions.  See Kane v. Johns-Manville Corp., 843 F.2d 636, 647 (2d Cir. 1988) (procedural irregularities, including in voting procedures, deemed harmless because they would not have affected the outcome of the case).  There were certainly many other reasons for Deutsche Bank’s decision to sign a Support Agreement and ultimately to vote in favor of the APE.12   Second, Multicanal argues that even if a Noteholder voted “no” or abstained, it still had two days after the date of the meeting on December 10th to tender and choose one of the options.  Finally, Multicanal contends that Huff and other creditors objected to judicial confirmation of the APE in Argentina on this ground and received appropriate relief.  The decision of Judge Ottolenghi on Multicanal’s request for confirmation of the APE requires that all creditors who abstained or voted in the negative on the APE have a 30-day period to choose one of the options and thus receive the same ultimate treatment as Noteholders who voted in the affirmative.  The Argentine court did not, however, order a new vote, which is what Huff asks this Court in effect to require.

In considering Huff’s claims that there was coercion at a level that would deny Noteholders due process, it is important to take into account what Multicanal’s solicitation materials actually said as to the effect of a “no” vote or an abstention.  For example, the July 25,

(12)                            Huff submitted affidavits of several small creditors in support of the involuntary Chapter 11 case and in opposition to the APE.  Two of these also spoke of coercion, but none of the affiants was subjected to cross examination, and the affidavits were admitted into evidence for limited purposes.

2003 solicitation materials for the Cash Option stated that it was Multicanal’s position that Noteholders who supported the APE would be first in line in terms of electing among the three forms of consideration.  But the solicitation materials made it clear that an election might be made available to others and that, under the law of Argentina, “courts have ruled that creditors opposing a reorganization plan in a concurso cannot be put at a disadvantage in relation to those creditors who agreed to such plan on a voluntary basis.” (MC Ex. 15, p. 40.)

This is indeed the construction that Huff has successfully advocated in the Argentine Court.  Huff argues that Judge Ottolenghi’s ruling, which required Multicanal to give creditors an election, “finds discrimination [but] does not remedy it” because a new vote was not required.  (Huff Proposed Finding of Fact 140.) Under the circumstances of this matter, however, it would not be appropriate for this Court to dictate such a remedy and require a new vote in Argentina.  As discussed above, the question here is not whether the APE should be confirmed as a U.S. Chapter 11 plan, but whether it is entitled to recognition under § 304 and fundamental principles of due process.  See Ecoban, 108 F.Supp.2d at 353, where the Court said that “the proper inquiry on a comity motion … is not the motives of a debtor in the foreign proceeding, but into the foreign court’s ability to address, and redress, improper conduct and the foreign court is the appropriate venue for plaintiff to do so.”

In any event, fundamental principles of due process are not implicated.  The issue of constrained choice in tender offers is not a simple one.  See, e.g., John C. Coffee, Jr. and William A. Klein, Bondholder Coercion: The Problem of Constrained Choice in Debt Tender Offers and Recapitalizations, 58 U.Chi. L. Rev. 1207 (1991);13  Andrew L. Bab, Debt Tender Offer

(13)                            The authors state: “neither public policy nor private contracting should seek to preclude, in the abstract, all use of ‘coercive’ cash or exchange offers for debt securities.  Nor should such techniques be wholly legitimized.  Rather, public policy should seek to shift control over the coercive potential from the corporate issuer to a majority of the bondholders.  The majority would then be able to discipline an opportunistic minority that is

Techniques and the Problem of Coercion, 91 Colum. L. Rev. 846 (1991);14 see also Mark J. Roe, The Voting Prohibition in Bond Workouts, 97 Yale L.J. 232 (1987).  Under the circumstances, even if the rule might be different in a Chapter 11 case, see In re Mcorp Fin., Inc., 137 B.R. 219, 236 (Bankr. S.D. Tex. 1992), it cannot be said that the Multicanal solicitation requires the Court to deny § 304 relief or direct a new vote.

seeking to hold out and receive a disproportionate share of the distressed debtor’s assets.” 58 U. Chi. L. Rev. at
1216-17.

(14)                            The author concludes: “The exit consent solicitation and other techniques used by financially troubled issuers and assailed as coercive have not been invalidated in any court.… evidence strongly suggests that these techniques have only a marginal impact and cannot pressure bondholders into tendering at an unfair price.” 91 Colum. L. Rev. at 889-90.

3.                                      The Procedural Requirements for Voting “No” Were Burdensome and Unfair

Huff further contends that the vote was coercive in that Multicanal made it significantly harder for a creditor to vote “no” rather than to vote in the affirmative.  To vote in the affirmative and tender, a participant in the U.S. Depository Trust System (“DTC”), such as a broker or dealer holding Notes for a beneficial holder, had to provide the exchange agent, Morgan, the following documents: a power of attorney to vote; a duly executed, notarized, and apostilled or consularized letter of transmittal; and a duly executed instruction letter from each of the beneficial holders of the Notes.15  To attend the meeting and vote in the negative, a DTC participant had to supply similar documentation.  All non-Spanish language documents had to be notarized, apostilled or consularized and translated into Spanish by a registered Argentine translator, with the translator’s signature certified by the Translator’s Association of the Republic of Argentina.  All persons attending the meeting also had to complete an attendance form, available on a web site.

There was disparity in the procedures required for a “no” as opposed to a “yes” vote.  Morgan was available to act as a proxy for a creditor casting a vote in favor of the APE, and it was able to obtain the appropriate Spanish language documentation.  For a negative vote a creditor had to attend in person or obtain a proxy and also obtain a  certified translation of English-language documents.  In principle, however, nothing prevented Huff from locating a suitable proxy in Argentina to serve as a proxy for other dissenting creditors.  Indeed, as the December meeting approached, Huff caused the Indenture Trustee for the Notes to call a meeting

(15)                            Most Notes in the United States, including Huff’s, were registered in the name of a broker/dealer participant in the DTC system.  Slightly different documentation was required from the Argentine Common Deposit System and from the European clearing agencies, Euroclear and Clearstream, who collectively held most of the remaining Notes.

of Noteholders to take place in New York, presumably to organize Noteholders, but there was little response from other holders, and the meeting was never held.

The cases and commentators have recognized that foreign procedures are inevitably more cumbersome to U.S. creditors than domestic procedures, and numerous cases have rejected claims that the burden of satisfying foreign procedural requirements justifies denial of § 304 relief.  See Vesta Fire Ins. Corp. v. New Cap Reins. Corp. Ltd., 244 B.R. 209, 218 (S.D.N.Y. 2000) (inconvenience to creditors of proceeding in foreign forum does not defeat § 304 relief); In re Brierly, 145 B.R. at 163 (burdens do not justify denial of relief, especially as U.S. law requires foreign creditors to assume certain burdens in U.S. cases); In re Hwang, 309 B.R. at 846-47 (foreign proceeding recognized even when U.S. creditor faced substantial additional expense, including a $133,000 stamp duty in the foreign proceeding); see also In re Gercke, 122 B.R. 621, 626 (Bankr. D.D.C. 1991). Those rare cases that have held that the procedures in a foreign proceeding have been so burdensome as to violate § 304(c)(2) have involved a critical lack of notice to the U.S. creditors affected by the foreign case.  In re Papeleras Reunidas, S.A., 92 B.R. 584, 591 (Bankr. E.D.N.Y. 1988) (creditor given no notice of the foreign case); In re Hourani, 180 B.R. at 67-68; 2 L. King, Collier on Bankruptcy, ¶ 304.08 (15th ed. rev. 2003).  Notice is not an issue here.

As Huff argues, Multicanal could have simplified the voting procedures.  For example, it appears that in at least one APE in Argentina, involving CTI Holdings, a bondholders meeting was held simultaneously in Argentina and the United States in Spanish and in English.  But it cannot be said that due process was violated by holding the meeting in Buenos Aires.  Holders of 94% of the principal amount of Notes voted at the December 10th meeting either in person or by proxy.  The voting requirements were known for a substantial period before the meeting, and while the Indenture Trustee for the Noteholders initially expressed a desire to simplify the procedures, it amended its position in a subsequent letter.  There is no evidence that Huff objected to the procedures at the time; its efforts in the fall of 2003 appear aimed at voting a blocking interest.  Nothing in the record establishes that the voting procedures were so discriminatory and burdensome as to deny due process to U.S. Noteholders and require this Court either to deny § 304 relief or order a new vote.

4.                                      Role of the Indenture Trustee; Calculation of Majorities

Huff next contends that Multicanal procured the absence of the Indenture Trustee for the Noteholders and, in an ex parte order, obtained a judicial ruling that absentee creditors would not be considered in calculating whether the necessary majorities were obtained for approval of the APE.  Further, Huff argues, the vote ignored the requirement of numerosity and improperly gave the Bank creditors a tie-breaking vote.

With respect to the position of the Indenture Trustee, Huff overstates the record when it asserts that Multicanal procured its absence.  There is no evidence that Huff or any other holder asked the Trustee to take any action that it did not take.  It appears at most that Multicanal was delinquent in paying the Trustee’s fees and expenses, and that Multicanal refused to pay the cost of the Trustee’s attendance at a meeting called by Multicanal.  When the Argentine Court directed that the Trustee hold the meeting to consider approval of the APE, the Trustee declined, citing potential conflicts between its duties under the Indentures and its duties in connection with a meeting held pursuant to the provisions of the Argentine insolvency laws.

Huff’s complaints about the methodology for counting votes are factually correct, but it has not provided a basis for invalidating the vote as a consequence of the challenged procedures.  Multicanal did obtain a ruling from the Argentine court – ex parte, in accordance with usual procedures in that country – that the majorities needed for approving the APE should be calculated on the basis of those Noteholders who attended the meeting and voted rather than on the basis of the entire class.  But the ruling was hardly arbitrary, as votes are calculated in this manner in an Argentine concurso.  Moreover, the calculation of majorities on the basis of those who vote is exactly the same in a U.S. Chapter 11 case, where those who do not vote are not included in the numerator or denominator.  See 11 U.S.C. § 1126(c).

Huff also complains about the methodology for calculating numerosity.  As indicated above, the Notes were issued in a series and are considered to be one instrument under Argentine law.  Since some beneficial holders of each of the series of the Notes voted for and some voted against the APE, it was considered that for each series there was one vote in the affirmative, and one vote in the negative.  That resulted in five votes in favor and five against the APE, with the five Banks having the deciding vote for numerosity purposes.

While this methodology is certainly different from that which would be used in a Chapter 11 case, there is no evidence in the record that it is not the standard method for computing numerosity under Argentine law.  The record does not show that Multicanal would have failed to satisfy the numerosity test even after counting individual beneficial holders, especially as Huff, one voter through ARC, represented 98.9 % of the vote in opposition to the APE.  Fundamental issues of due process are not implicated, and there is no basis for rejecting the entire APE because the courts in Argentina applied Argentine law in accordance with determinable standards.

5.                                      Improper Pressure and Threats by Multicanal

Finally, Huff contends, Multicanal pressured creditors, offered improper consideration for votes and facilitated vote distortion by assisting “yes” voters but not negative voters.

In its opposition to the APE, Huff took very extensive discovery in accordance with the procedures that prevail in the United States, including the depositions and the production of tens of thousands, if not hundreds of thousands of pages of documents.  Huff established on this record that Multicanal vigorously pursued the APE, attempting to garner support and to keep Notes out of the hands of Huff, which was also increasing its holdings and had announced itself as a firm opponent of the APE.

Huff uncovered no indication that Multicanal offered improper inducements to any entity to support the APE.  The evidence in the record with respect to Kingdon’s purchase of the TIAA-CREF position does not lead to the conclusion that there was a side deal.  Kingdon’s portfolio manager denied it, and the price at which Kingdon purchased the Notes was not materially out of line with the value of the consideration offered in the APE.  Not long after the TIAA-CREF sale to Kingdon, Huff tendered for $50 million of Notes at a higher price.16

There were undoubtedly harsh words exchanged between representatives of Multicanal and Huff.  There were threats on both sides.  (Urricelqui Dep. 186:21-189:8l; 6/3/04 Trial Tr. 291:8-16, 294:9-295:7.) Although the record is not entirely clear as to what Urricelqui said, it is clear that his words had no effect on Huff’s unwavering opposition to the APE.  Huff took elaborate steps to protect itself from possible harassment or violence in connection with its attendance at the December 10th meeting to vote at the APE.  But the fact that Huff took precautionary measures does not prove that Multicanal would have used improper methods in its dealings with Huff.  Tensions were high between the parties, but there was no impediment to

(16)                            Huff also alleges that Kingdon received assistance from Multicanal in voting its Notes.  The record indicates that this assistance consisted of Multicanal’s outside counsel providing a junior attorney for half an hour to help Kingdon fill out documentation necessary to vote by proxy.

Huff’s effective opposition to the APE, which it has continued to fight in the courts of Argentina and the United States.

One act involving Huff, however, requires further examination.  In November 2003, Urricelqui, a director of Multicanal, filed criminal charges against several representatives of Huff for allegedly demanding that Multicanal provide Huff treatment under the APE which would be better than that available to all other creditors.  In December 2003 the charges were referred to an Argentine judge for further examination; the record does not show their present status.  The charges were allegedly based on tapes that Urricelqui had made of conversations with Huff representatives.  At his deposition, Urricelqui initially refused to testify about the criminal proceedings and his later testimony was limited.  He did not produce the tapes, which he claimed were in the possession of the Argentine authorities.  (Urricelqui Dep. Test. 146:2-14, 153:17-154:9, 161:7-25.)

There is no indication that the criminal prosecution intimidated Huff or affected its opposition to the APE.  It did not learn of the matter until after the December 10th meeting.  When it did, its first response was to attempt to file criminal charges against Multicanal in the United States.  Huff’s opposition to the APE both in the United States and in Argentina has been steadfast.  If Multicanal’s intent was to intimidate Huff – and there is limited evidence as to its intent – it probably had the opposite effect.17

This Court has no authority or desire to review the actions of a criminal court in Argentina.  Nevertheless, Multicanal is seeking affirmative relief in our courts for its restructuring, a matter in which the interest of the United States is not incidental.  Notes in

(17)                            The Court gives no weight to Urricelqui’s assertion that he contacted the Argentine prosecutor in his personal capacity as a director and not on behalf of Multicanal, out of his concern over threats that were made by Huff against him.

principal amount of over $500 million were issued in New York, governed by New York law, and about 80% of the Notes are held by U.S. entities, most visibly by Huff and its clients.  This Court held in an earlier decision in this case that the U.S. interest does not override the interest of Argentina or require the application of a provision of the Trust Indenture Act to the derogation of Multicanal’s right to seek relief under § 304. 307 B.R. at 384.  However, if a U.S. creditor had to fear that it would face criminal prosecution in the issuer’s courts as a consequence of its opposition to a foreign proceeding, and if the prosecution was in fact groundless, the foreign proceeding would not necessarily be entitled to receive recognition in the courts of the United States. Cf. Laker Airways Ltd. v. Sabena, Belgian World Airlines, 731 F.2d 909, 931 (D.C. Cir. 1984) (state not required to give effect to “foreign judicial proceedings grounded on policies which do violence to its own fundamental interests.”).

Accordingly, prior to entry of a final order under § 304, Multicanal will have to establish in this proceeding justification for its commencement of a criminal prosecution in Argentina against Huff and its representatives.

C.                                    DISCRIMINATION AGAINST U.S. RETAIL NOTEHOLDERS

Huff’s final contention is that Multicanal discriminated against U.S. retail Noteholders – Noteholders who were not QIBs – in its APE.18  For the reasons discussed below, the Court finds that the APE discriminated against the U.S. non-QIB Noteholders, and that such discrimination must be remedied if the APE is to receive recognition under § 304.

(18)                            Multicanal appears to have abandoned its argument that Huff does not have standing to seek relief on behalf of non-QIB U.S. Noteholders on the ground that ARC is comprised only of QIBs.  In determining whether to permit § 304 relief the Court must “conduct a case-by-case balancing” of the § 304(c) factors.  In re Treco, 240 F.3d at 155.  Allegations of discrimination against U.S. Noteholders are highly relevant to the Court’s analysis and need be addressed to determine whether recognition is appropriate.

1.                                      The Discriminatory Treatment

There is not much dispute about the fact that U.S. retail holders received different treatment from other Noteholders.  They were excluded from the Par Option and the Combined Option and offered only cash.  There is also not much doubt on the record that by being compelled to take the Cash Option, the U.S. retail holders received worse treatment than the other Noteholders, at least after the proposals were amended in July 2003.  Whereas the securities options were significantly improved through the amendment to the initial APE proposal, which appears to have been negotiated with the large Noteholders who signed Support Agreements, the Cash Option remained at 30 percent and was only marginally improved by the addition of 2% interest from the date of approval of the APE through the date of distribution to Noteholders.  Meszaros acknowledged the discrepancy in value between the cash and securities options during his trial testimony, stating that the combined debt/equity option was worth $0.44 on the dollar, exclusive of the equity.  (6/2/04 Trial Tr. 181:18.) The testimony of two creditors, Deutsche Bank and Kingdon, corroborated Multicanal’s analysis.  Deutsche Bank’s Head of Loan Products testified that the Bank valued the Cash Option at substantially less than the combined option.  A Kingdon portfolio manager testified that Kingdon had “marked” its position in Multicanal to a market value of “around 34” cents on the dollar in November 2003, when Kingdon purchased Notes from TIAA-CREF, and 42 cents as of May 2004.

The difference in value is further supported by the disproportionate number of Noteholders who elected the Par Option and the combined debt/equity option over the Cash Option.  The Cash Option was oversubscribed in the initial tender.  However, following the amendment and change in the terms of the APE, there was a large flow from the Cash Option to the securities alternatives.  The figures that Multicanal provided to the Argentine Court in April

2004 indicate that $44.1 million was tendered for the Cash Option ($37.7 million of which was tendered through Morgan), while $116.9 million and $181.6 million were tendered for the Par and Combined Options, respectively.  A significant amount of the Notes tendered for the Cash Option was ostensibly held by U.S. retail holders.  These figures lead to the conclusion that, although the U.S. retail holders held the same Notes as the QIBs and were placed in the same class by Multicanal for APE voting purposes, they were provided with a distribution of significantly lesser value.

2.                                      Asserted Justification for the Discrimination

Multicanal did not dispute the disparate treatment given to U.S. retail holders.  It argued principally that the difference in treatment resulted from the effect of the U.S. securities laws and that the treatment was justified.

The U.S. securities laws potentially have a major disruptive impact on the restructuring of foreign debt, particularly in an exchange offer.  In any restructuring, even if the securities were issued abroad under an exemption from U.S. registration, some of the debt may come into the possession of U.S. holders who are not QIBs and not able to be offered new securities without registration or an exemption from registration.19  As noted above, Multicanal registered the Notes under the U.S. securities laws and facilitated the sale of the Notes to non-QIBs in the United States.  This was not a case where U.S. holders were few or where U.S. retail holders were virtually incidental; the best evidence is that 80% of all of the Noteholders were located in the U.S. and 5% or more were non-QIBs.  Multicanal was thus faced with a situation where it could not issue new securities (as opposed to cash) to its non-QIB U.S. Noteholders without

(19)                            Over time debt may change hands, and under Rule 144, restricted securities may be resold freely after a two-year holding period, even to holders in the United States who are not QIBs. 17 C.F.R. § 230.144.

addressing the U.S. regulatory scheme anew in connection with its APE.  In order to deal with the U.S. securities laws, Multicanal had to find an exemption from registration or provide the non-QIBs with cash.  An exemption from registration was not readily available under the restructuring that Multicanal was attempting to pursue.20  Multicanal determined to issue the U.S. retail holders only cash and to restrict them from any securities.

While Multicanal had a good reason for offering the U.S. retail holders only cash, the question is whether the admitted discrimination is inconsistent with recognition of the APE under § 304.  Multicanal argues correctly that there are circumstances in which different treatment of creditors in the same class can be justified under the U.S. bankruptcy laws.  See, e.g., Aetna Casualty and Surety Co. v. Chateaugay Corp.  (In re Chateaugay Corp.), 89 F.3d 942, 949-50 (2d Cir. 1996).  It is also correct, as discussed above, that a creditor need not receive the same distribution in a foreign case as in a hypothetical U.S. Chapter 11 proceeding, and that comity does not require that claims receive treatment in a foreign proceeding identical to the treatment that would be provided under U.S. law.  In re Garcia Avila, 296 B.R. at 112.  However, although § 304 does not mandate that a foreign insolvency law replicate U.S. law, § 304(c)(1) requires the “just treatment of all holders of claims against or interests in such estate,” § 304(c)(2) provides for the “protection of claim holders in the United States against

(20)                            Under the initial offering in connection with the APE, securities could not be issued to U.S. retail holders in exchange for the Notes under the exemptions for offshore transactions or private placements.  The exemption in § 3(a)(9) of the Securities Act of 1933, 15 U.S.C. § 77c(9), for securities issued in exchange for other securities of the issuer was not available because § (3)(a)(9) does not permit the exchange agent to receive certain incentive compensation, and Morgan’s compensation as exchange agent was thought to have such a “success fee.” The exemption in § 3(a)(10) of the Securities Act of 1933, 15 U.S.C. § 77c(10), for securities issued in connection with a judicial proceeding “after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear…” was not available because of uncertainty regarding standards for the fairness inquiry; the Securities and Exchange Commission has construed the exemption narrowly.  See Richard E. Mendales, We Can Work It Out: The Interaction of Bankruptcy and Securities Regulation in the Workout Context, 46 Rutgers L. Rev. 1213, 1270 (1994).

prejudice and inconvenience in the processing of claims in such foreign proceeding,” and § 304(c)(4) requires “distribution of proceeds of such estate substantially in accordance with the order prescribed by” title 11.

The principle of equality between identically situated creditors is fundamental under U.S. insolvency law.  See Mason v. Paradise Irrigation Dist., 326 U.S. 536, 541 (1946); also Sampsell v. Imperial Paper & Color Corp., 313 U.S. 215, 219 (1941) (“[t]he theme of the Bankruptcy Act is equality of distribution.”).  The Second Circuit has repeatedly held that, in determining whether to grant comity to a foreign insolvency proceeding, a court must look to certain indicia of fairness, including “whether creditors of the same class are treated equally in the distribution of assets.” Allstate Life Ins. v. Linter Group Ltd., 994 F.2d 996, 999 (2d Cir. 1993); Finanz AG Zurich v. Banco Economico S.A., 192 F.3d 240, 249 (2d Cir. 1999).21  The Argentine Court similarly demonstrated its intent to treat all Noteholders equally, providing in its decision that all creditors who voted “no” or abstained be allowed to elect an option following the APE’s confirmation.  A foreign proceeding cannot discriminate against U.S. creditors and expect recognition under § 304.  Multicanal has not adequately explained why it did not take appropriate steps to eliminate the disadvantageous aspects of the discrimination.

This is especially true in that there were at least four alternatives available to Multicanal that would have allowed it to offer substantially the same distribution to non QIBs in the United States as it did to other Noteholders.  The first would have been to restrict the compensation of its exchange agent, Morgan, for soliciting votes.  The second was to register the new securities in the United States.  A third alternative was to file for reorganization under Chapter 11 and make

(21)                            In a Chapter 11 case, § 1123(a)(4) also requires that a plan of reorganization provide “the same treatment for each claim or interest of a particular class, unless the holder of a particular claim or interest agrees to a less favorable treatment of such particular claim or interest.”

available the exemption to the securities laws found in 11 U.S.C. § 1145 – an alternative that Huff obviously still propounds.  A fourth and somewhat different solution would have been to restrict non-QIBs in the U.S. to cash but to ensure that the cash consideration had a value that was equivalent to the securities alternatives.  There would accordingly be different treatment afforded to the U.S. non QIBs, but different treatment that was arguably justified under all of the circumstances.  See In re Chateaugay Corp., 89 F.3d at 949-50.

Multicanal argues that it is common to provide agents with incentive compensation, that it did not want to take the time or incur the expense and uncertainty of registering the securities, and that a U.S. Chapter 11 case has the disadvantages further discussed below in connection with the § 303 petition.  Assuming that Multicanal had valid business reasons for not registering its securities, for avoiding a U.S. Chapter 11 case and for not restructuring Morgan’s compensation package, it could have made a cash offer that was equivalent to the value of the securities being offered.  It did not do so.

3.                                      Remedy

The remaining question is how to fashion an appropriate remedy for the discrimination.  Courts are permitted broad latitude in fashioning an appropriate remedy in a § 304 proceeding.  In re Koreag, 961 F.2d at 348; In re Culmer, 25 B.R. 621, 627-28 (Bankr. S.D.N.Y. 1982).  Huff would deny recognition to the APE altogether.  This is not called for under the circumstances, especially as there are less drastic alternatives that Multicanal apparently could still adopt as an amendment to the APE.

One remedy would supplement the relief already ordered by the Court in Argentina.  As noted above, Judge Ottolenghi has ordered that Multicanal allow those who voted “no” or abstained in the APE to make an election among the three alternative forms of consideration once all appeals are determined in Argentina.  In order to obtain recognition of the APE in the United States under § 304, Multicanal could make the same election available to U.S. retail Noteholders.22  Alternatively, Multicanal could increase the value of the Cash Option.  There may be other alternatives.  This Court will not in the first instance direct a remedy without hearing from the parties, but the discrimination must be eliminated before final relief is entered herein.

III.                                 The Involuntary Chapter 11 Proceeding.

As discussed above, Huff and two affiliated holders of Multicanal Notes, WR Global Securities Pooled Trust and Willard Alexander, have filed a petition under § 303 of the Bankruptcy Code seeking to place Multicanal in an involuntary Chapter 11 case.23  Huff argues that an involuntary proceeding is the only forum in which Multicanal’s U.S. creditors can obtain appropriate relief, that such a proceeding would be feasible, and that it would not have an adverse effect on Multicanal in Argentina.  Multicanal objects to the involuntary proceeding and seeks its dismissal on multiple grounds, including lack of jurisdiction, Huff’s alleged bad faith filing, forum non conveniens, improper service of the petition, laches and Multicanal’s history of debt repayment.

(22)                            Even though securities could not initially be offered to U.S. retail holders in connection with the APE, Multicanal has stated that it could, under § 3(a)(9) of the Securities Act, issue securities to holders pursuant to court order.  Section 3(a)(9) provides an exemption from registration for securities that are exchanged by an issuer with existing security holders where no commission or other remuneration is paid for soliciting such exchange.  Since Morgan would no longer be involved in the offer, Multicanal has taken the position that the § 3(a)(9) exemption is available and that non-QIBs would be eligible to receive the same securities options as the QIBs.

(23)                            Section 303(b) provides in relevant part: “An involuntary case against a person is commenced by the filing with the bankruptcy court of a petition under chapter 7 or 11 of this title – (1) by three or more entities, each of which is either a holder of a claim against such person that is not contingent as to liability or the subject of a bona fide dispute, or an indenture trustee representing such a holder…”

Multicanal also invokes the provisions of § 305 of the Bankruptcy Code, entitled “Abstention.” Section 305 provides:

(a)                      The court, after notice and a hearing, may dismiss a case under this title, or may suspend all proceedings in a case under this title, at any time if –

(1)                       the interest of creditors and the debtor would be better served by such dismissal or suspension; or

(2)                      (A)                             there is pending a foreign proceeding; and

(B)                             the factors specified in section 304(c) of this title warrant such      dismissal or suspension.

Multicanal argues that the involuntary petition is subject to dismissal under both § 305(a)(1) and (2).  Section 305 grants the Court significant discretion to decline to exercise jurisdiction over a bankruptcy case.  See 2 L. King, Collier on Bankruptcy, ¶ 305.01.  For the reasons set forth below, the Court holds that the involuntary petition should be dismissed pursuant to § 305(a) and that it need not reach Multicanal’s other grounds for dismissal.

A.                                     Section 305(a)(2)

Section 305(a)(2) provides that a Court may dismiss a case if there is a foreign proceeding pending and the factors set forth in § 304(c) warrant dismissal.  As discussed above, Multicanal’s APE is a “foreign proceeding” and, with certain caveats, the § 304(c) factors have been satisfied.  Thus the Court may, in its discretion, dismiss the involuntary petition pursuant to this section.  In re Ionica PLC, 241 B.R. 829, 834 (Bankr. S.D.N.Y. 1999).

There are several cases in which a full U.S. proceeding has been dismissed in favor of a §304 case brought by a foreign representative.  See In re Gee, 53 B.R. 891 (Bankr. S.D.N.Y. 1985); In re Cenargo Int’l, PLC, 294 B.R. 571 (Bankr. S.D.N.Y. 2003).  In In re Axona Int’l Credit & Commerce Ltd., 88 B.R. 597 (Bankr. S.D.N.Y. 1988), aff’d, 115 B.R. 442 (S.D.N.Y. 1990), appeal dismissed, 924 F.2d 31 (2d Cir. 1991), the foreign representative brought a plenary proceeding and, when it had served its purposes, successfully dismissed it in favor of a less expensive and burdensome § 304 proceeding over the strong objection of a U.S. creditor.  In these cases the most obvious governing principle has been a thorough pragmatism as to what relief would best meet the needs of the foreign debtor.  See In re Avianca Nacionales de Columbia S.A. Avianca and Avianca, Inc., 303 B.R. 1, 15 (Bankr. S.D.N.Y. 2003).  This, of course, is what § 304 seeks to advance – the “economical and expeditious administration of the foreign estate.”

In the instant case, the economical and expeditious administration of the foreign estate is best served by proceeding with its § 304 petition and dismissing the involuntary Chapter 11 petition.  As previously noted, U.S. courts have acknowledged that foreign courts have an interest in presiding over the insolvency proceedings of their own domestic business entities to promote the systematic distribution of a debtor’s assets.  In re Cunard, 773 F.2d 452 at 458. Section 304 was adopted to further the goal of preventing the piecemeal distribution of a debtor’s estate by centralizing administration in one court insofar as possible.  In re Koreag, Controle et Revision S.A., 961 F.2d at 358.  Section 304 implicitly acknowledges that centralizing an insolvency proceeding will frequently provide the optimal result for a debtor and its creditors alike by preventing certain creditors from gaining an advantage over others by virtue of differing judicial systems.  A single primary proceeding also minimizes the time, expense and administrative burdens of managing full cases in multiple jurisdictions.  In re Treco, 240 F.3d at 154.

A U.S. Chapter 11 proceeding to run concurrently with the existing APE, one alternative proposed by the involuntary petitioners, would hinder rather than advance an equitable distribution in this case.  Multicanal’s expert witness on Argentine law explained that a concurrent U.S. case would be deemed to conflict with, rather than complement the APE, and that it would receive no recognition in Multicanal’s home country under Argentine insolvency law to the extent it purported to administer assets in Argentina.  The APE is far along and, with the caveats previously discussed, provides for the just treatment of Multicanal’s creditors.  Given that the § 304 factors have been substantially met with regard to Multicanal’s APE, it is neither necessary nor practical for a U.S. Chapter 11 proceeding to go forward.

B.                                     Section 305(a)(1)

Section 305(a)(1) also provides the Court with discretion to dismiss or suspend a proceeding under the Bankruptcy Code if “the interests of creditors and the debtor would be better served by such dismissal or suspension.” The legislative history indicates that the provision was designed to be utilized where, for example, a few recalcitrant creditors attempted to interfere with an out-of-court restructuring that had the support of a significant percentage of the debtor’s creditors.  H.R. Rep. No. 95-595, 95th Cong., 1st Sess. 325 (1977); S.Rep. No. 95-989, 95th Cong., 2d Sess. 35 (1979); In re Wine & Spirits Specialties of Kansas City, Inc., 142 B.R. 345, 347 (Bankr. W.D. Mo. 1992).

Factors the courts have considered in determining whether the interests of creditors and the debtor would be “better served” by dismissal or suspension of a proceeding include whether another forum is available and whether another proceeding has proceeded to the point that it would be costly and time-consuming to start afresh under the Bankruptcy Code.  See, e.g., In re Grigoli, 151 B.R. 314, 320 (Bankr. E.D.N.Y. 1993); In re RCM Global Long Term Capital Appreciation Fund, Ltd., 200 B.R. 514, 525 (Bankr. S.D.N.Y. 1996); In re Paper I Partners, LP, 283 B.R. 661, 679 (Bankr. S.D.N.Y. 2002). Although the provisions of § 305(a)(2) are directly on point, it is worth noting that these factors also provide support for dismissal or suspension of the involuntary proceeding.  In addition, a further factor is the objective futility of the maintenance of a Multicanal reorganization in the United States, over the opposition of the putative debtor.

Bankruptcy jurisdiction has traditionally been premised on the existence of a res and the in rem jurisdiction of the court in administering the estate.  See Tennessee Student Assistance Corp. v. Hood, 124 S. Ct. 1905, 1910 (2004).  Where an enterprise held property in more than one jurisdiction, the traditional territorial rule provided that each nation would take control of the property within its jurisdiction and administer it without much regard for the enterprise as a whole.  A central purpose of the system of “modified universality” represented by § 304 is to avoid the waste and inefficiency of multiple proceedings by positing a “main proceeding” in one jurisdiction and an ancillary proceeding in aid of the principal case in other jurisdictions.  See, e.g., Jay Westbrook, A Global Solution to Multinational Default, 98 Mich. L. Rev. 2276, 2300-01 (2000); also In re Treco, 240 F.3d at 154.  In any event, the main cause for multiple proceedings has been the existence of property or property interests in various jurisdictions.  The presence of some property in the United States remains a prerequisite to the maintenance of a title 11 case involving a person that does not have a residence, domicile or place of business here.  11 U.S.C. § 109(a).

Multicanal has virtually no property in the United States, as well as no residence, domicile or place of business.  Huff has not suggested any way to assert effective jurisdiction over Multicanal.  Huff argued that a Chapter 11 trustee in the United States might be able to force Multicanal into a concurso in Argentina.24  Multicanal responded that Argentina would not recognize the authority of a U.S. trustee to affect property outside of the United States, and that any such tactic would be inappropriate in any event.  It would be inconsistent with the goal of

(24)                            It appears that Argentine law does not provide for a reorganization case or concurso initiated by creditors.

§§ 304 and 305 of cooperation in international insolvencies to place a foreign company in Chapter 11 for the sole purpose of appointing a trustee to take action that would not otherwise be appropriate in the home jurisdiction of the enterprise.  Cf. In re HBA East, Inc., 87 B.R. 248, 260 (E.D.N.Y. 1988) (“Chapter 11 relief should not be available to entities filing to obtain a perceived advantage in litigation with others or to provide an alternate judicial forum.”).

Case law permits the dismissal of a Chapter 11 petition on a motion to dismiss where “on the filing date there was no reasonable likelihood that the debtor intended to reorganize and no reasonable probability that it would eventually emerge from bankruptcy proceedings.”  In re C-TC 9th Ave. P’ship, 113 F.3d 1304, 1309 (2d Cir. 1997), quoting In re Cohoes Indus. Terminal, Inc., 931 F.2d 222, 227 (2d Cir. 1991).  In Carolin Corp. v. Miller, 886 F.2d 693, 694 (4th Cir. 1989), the Court said that a Chapter 11 case should be dismissed “with great caution and upon supportable findings both of the objective futility of any possible reorganization and the subjective bad faith of the petitioner in invoking this form of bankruptcy protection.”  A principal issue in these cases was the “good faith” of the debtor in filing a voluntary Chapter 11 petition and asserting that it had a reasonable prospect for a judicial rehabilitation.  In the instant involuntary case, the motives of the involuntary petitioners are less important than the “objective” futility of any possibility of administering a reorganization in this jurisdiction.  In a situation where the debtor is steadfastly opposed to a U.S. Chapter 11 case, where there are assets worth only $9,500 over which the Court could assume jurisdiction, and where the principals of the debtor have no nexus to the United States, that “objective futility” is sufficiently shown.  On a motion to dismiss a court must take into account its ability to enforce its orders.  Cf. Gulf Oil Corp. v. Gilbert, 330 U.S. 501, 508 (1947) (enforceability of judgment is factor in determining forum non conveniens); In re International Admin. Servs., Inc., 211 B.R. 88, 93-96

(Bankr. M.D. Fla. 1997).  The inability of this Court to force the rehabilitation of this debtor over its objection provides a further reason for dismissal of the involuntary proceeding.  See In re Globo Communicacoes e Participacoes S.A., No. 03-B-17814 (PCB), oral opinion dated Feb. 19, 2004, at 29-36 (dismissing involuntary Chapter 11 case brought against Brazilian telecommunications company by Huff affiliates).

CONCLUSION

Multicanal’s APE may be recognized and enforced in the United States pursuant to 11 U.S.C. § 304 and the involuntary Chapter 11 dismissed, subject to the following.  Multicanal shall within 30 days file and serve (i) a proposed cure for the discrimination against U.S. retail Noteholders and (ii) sufficient information about the criminal proceedings in Argentina so that a determination may be made that those proceedings are substantially justified.  Huff may have 15 days to respond and a hearing will then be scheduled.  Once these issues are determined, the Court will enter an appropriate order.  In the meantime, the temporary restraining order entered herein, originally dated January 16, 2004, shall remain in full force and effect as a preliminary injunction.

Dated: New York, New York
August 27, 2004

/s/ Allan L. Gropper
UNITED STATES BANKRUPTCY JUDGE